                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

       If "Yes" is marked, indicate below the file number assigned to the
            registrant in connection with Rule 12g3-2(b): 82-       .
                                                             -------

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION
AND SUBSIDIARIES

Consolidated Financial Statements

(Unaudited)

As of June 30, 2003 and 2004

                Korea Electric Power Corporation and Subsidiaries

                           Consolidated Balance Sheets

                       December 31, 2003 and June 30, 2004

                                   (Unaudited)

              (In millions of Won and in thousands of U.S. dollars)

                                                                   Won                 U.S. dollars (note 2)
                                                        -------------------------   ---------------------------
                                                            2003          2004          2003           2004
                                                        -----------   -----------   ------------   ------------
                      Assets
Property, Plant and Equipment (notes 1, 3 and 5):
   Utility plant                                    KRW  71,997,749    73,342,425   $ 62,281,790   $ 63,445,004
   Less: accumulated depreciation                       (16,875,523)  (19,227,726)   (14,598,203)   (16,632,981)
   Less: construction grants                             (2,758,789)   (2,951,648)    (2,386,496)    (2,553,329)
                                                        -----------   -----------   ------------   ------------
                                                         52,363,437    51,163,051     45,297,091     44,258,694
   Construction in-progress                               9,550,651    11,006,765      8,261,809      9,521,423
                                                        -----------   -----------   ------------   ------------
                                                         61,914,088    62,169,816     53,558,900     53,780,117
                                                        -----------   -----------   ------------   ------------

Investments and others:
   Long-term investment securities (note 6)               1,529,120     1,519,956      1,322,768      1,314,841
   Long-term loans (note 7)                                 287,139       305,353        248,390        264,146
   Long-term other accounts receivable,
      less allowance for doubtful accounts of KRW
      16,013 in 2003 and KRW 15,500 in 2004 and
      present value discount of KRW 35,576 in
      2003 and KRW 6,625 in 2004 (note 18)                  214,044       235,375        185,159        203,612
   Deferred income tax assets                             1,352,449     1,439,358      1,169,939      1,245,119
   Currency and interest rate swaps (note 20)               131,429       207,530        113,693        179,524
   Intangibles, net (note 4)                                515,993       493,419        446,361        426,833
   Other non-current assets (notes 8 and 16)                242,094       260,854        209,424        225,652
                                                        -----------   -----------   ------------   ------------
                                                          4,272,268     4,461,845      3,695,734      3,859,727
                                                        -----------   -----------   ------------   ------------

Current assets:
   Cash and cash equivalents (note 16)                    2,050,636     1,415,678      1,773,907      1,224,635
   Trade receivables,
      less allowance for doubtful accounts of
      KRW 33,732 in 2003 and KRW 31,604 in 2004
      (notes 16 and 25)                                   1,605,355     1,551,948      1,388,715      1,342,516
   Other account receivables,
      less allowance for doubtful accounts of KRW
      14,521 in 2003 and KRW 14,586 in 2004 and
      present value discount of KRW 18,229 in
      2004 (notes 16, 18 and 25)                            458,360       378,381        396,505        327,319
   Short-term investment securities (note 6)                161,596        51,471        139,789         44,525
   Short-term financial instruments                         119,000       117,574        102,941        101,708
   Inventories (note 9)                                     904,933     1,154,735        782,814        998,906
   Other current assets (notes 7 and 10)                    241,036       310,018        208,509        268,182
                                                        -----------   -----------   ------------   ------------
                                                          5,540,916     4,979,805      4,793,180      4,307,791
                                                        -----------   -----------   ------------   ------------
      Total assets                                  KRW  71,727,272    71,611,466   $ 62,047,814     61,947,635
                                                        ===========   ===========   ============   ============

                Korea Electric Power Corporation and Subsidiaries

                       December 31, 2003 and June 30, 2004

                                   (Unaudited)

    (In millions of Won and in thousands of U.S. dollars, except share data)

                                                               Won               U.S. dollars (note 2)
                                                     -----------------------   ------------------------
                                                        2003         2004          2003         2004
                                                     ----------   ----------   -----------   ----------
     Liabilities and Shareholders' Equity
Stockholders' equity:
   Common stock of KRW 5,000 par value
      Authorized - 1,200,000,000 shares Issued
      and outstanding - 640,748,573 shares       KRW  3,203,743    3,203,743   $ 2,771,404    2,771,404
   Capital surplus (note 11)                         14,544,520   14,541,496    12,581,765   12,579,149
   Retained earnings (note 12)                       20,231,488   21,031,869    17,501,287   18,193,658
   Capital adjustments (note 13)                       (325,384)    (339,833)     (281,474)    (293,973)
   Minority interest in consolidated
      subsidiaries                                      127,569      123,428       110,354      106,772
                                                     ----------   ----------   -----------   ----------
      Total shareholders' equity                     37,781,936   38,560,703    32,683,336   33,357,010
                                                     ----------   ----------   -----------   ----------

Long-term liabilities:
   Long-term borrowings (notes 15 and 25)            15,813,509   15,467,709    13,679,506   13,380,371
   Reserve for retirement and severance
      benefits, net (note 17)                           635,049      707,317       549,350      611,866
   Reserve for decommissioning cost                   5,091,070    5,399,206     4,404,040    4,670,593
   Reserve for self-insurance                            87,926       87,603        76,061       75,781
   Currency and interest rate swaps (note 20)           215,100      163,220       186,073      141,194
   Deferred income tax liabilities                    1,446,570    1,476,055     1,251,358    1,276,864
   Other long-term liabilities                          515,839      546,570       446,228      472,811
                                                     ----------   ----------   -----------   ----------
                                                     23,805,063   23,847,680    20,592,616   20,629,480
                                                     ----------   ----------   -----------   ----------
Current liabilities:
   Trade payables (notes 16 and 25)                     755,248      654,452       653,329      566,135
   Other accounts payable (notes 16 and 25)             870,919      747,668       753,390      646,772
   Short-term borrowings (notes 14 and 15)              210,169      428,186       181,807      370,403
   Current portion of long-term debt (note 15)        6,625,916    5,605,948     5,731,761    4,849,436
   Income tax payable                                   809,479      892,063       700,241      771,681
   Accrued expenses (note 16)                           317,868      294,738       274,972      254,964
   Dividends payable                                      2,324        1,780         2,010        1,540
   Other current liabilities (notes 16 and 19)          548,350      578,248       474,352      500,214
                                                     ----------   ----------   -----------   ----------
                                                     10,140,273    9,203,083     8,771,862    7,961,145
                                                     ----------   ----------   -----------   ----------
      Total liabilities                              33,945,336   33,050,763    29,364,478   28,590,625
                                                     ----------   ----------   -----------   ----------

Commitments and contingencies (note 26)

      Total shareholders' equity and
         liabilities                             KRW 71,727,272   71,611,466   $62,047,814   61,947,635
                                                     ==========   ==========   ===========   ==========

See accompanying notes to consolidated financial statements.

                Korea Electric Power Corporation and Subsidiaries

                        Consolidated Statements of Income

             For the six-month periods ended June 30, 2003 and 2004

                                   (Unaudited)

              (In millions of Won and in thousands of U.S. dollars,
                           except earnings per share)

                                                                 Won              U.S. dollars (note 2)
                                                       -----------------------   ----------------------
                                                          2003         2004         2003         2004
                                                       ----------   ----------   ----------   ---------
Operating revenues:
   Sale of electricity (note 25)                   KRW 10,425,992   11,005,352   $9,019,024   9,520,201
   Other operating revenues                               469,331      369,411      405,996     319,560
                                                       ----------   ----------   ----------   ---------
                                                       10,895,323   11,374,763    9,425,020   9,839,761
                                                       ----------   ----------   ----------   ---------

Operating expenses (notes 21, 22 and 25):
   Power generation, transmission
      and distribution                                  6,987,408    7,653,505    6,044,471   6,620,679
   Purchased power                                        743,397      680,722      643,077     588,860
   Other operating costs                                  189,745      166,819      164,139     144,307
   Selling and administrative expenses                    588,659      583,744      509,221     504,969
                                                       ----------   ----------   ----------   ---------
                                                        8,509,209    9,084,790    7,360,908   7,858,815
                                                       ----------   ----------   ----------   ---------

Operating income                                        2,386,114    2,289,973    2,064,112   1,980,946

Other income (expense):
   Interest income                                         49,599       53,518       42,906      46,296
   Interest expense                                      (434,665)    (393,222)    (376,008)   (340,157)
   Gain (loss) on foreign currency transactions
      and translation, net                                 59,884      303,774       51,803     262,780
   Donations                                              (41,490)     (87,958)     (35,891)    (76,088)
   Equity income of affiliates (note 6)                    75,318       95,912       65,154      82,969
   Gain on disposal of investments, net                    45,243        7,472       39,138       6,464
   Gain (loss) on disposal of utility plant, net          (13,627)         340      (11,788)        294
   Valuation gain on currency and interest
      rate swaps, net (note 20)                             1,571      (14,798)       1,359     (12,801)
   Other, net                                             117,274       70,433      101,447      60,928
                                                       ----------   ----------   ----------   ---------
                                                         (140,893)      35,471     (121,880)     30,685
                                                       ----------   ----------   ----------   ---------

Income before income taxes                              2,245,221    2,325,444    1,942,232   2,011,631

Income taxes (note 23)                                   (947,881)    (850,792)    (819,966)   (735,979)
                                                       ----------   ----------   ----------   ---------

Income before minority interest                         1,297,340    1,474,652    1,122,266   1,275,652

Minority interest in earnings
   of consolidated subsidiaries                           (11,811)     (12,734)     (10,217)    (11,016)
                                                       ----------   ----------   ----------   ---------

Net income                                              1,285,529    1,461,918    1,112,049   1,264,636
                                                       ==========   ==========   ==========   =========

Basic earnings per share (note 24)                          2,036        2,321         1.76        2.01
                                                       ==========   ==========   ==========   =========

Diluted earnings per share (note 24)               KRW      2,036        2,287   $     1.76        1.98
                                                       ==========   ==========   ==========   =========

See accompanying notes to consolidated financial statements.

                Korea Electric Power Corporation and Subsidiaries

                 Consolidated Statements of Stockholders' Equity

             For the six-month periods ended June 30, 2003 and 2004

                                   (Unaudited)

              (In millions of Won and in thousands of U.S. dollars)

                                                                         Won
                                     ---------------------------------------------------------------------------
                                       Common       Capital     Retained      Capital      Minority
                                        stock       surplus     earnings    adjustments   interests      Total
                                     ----------   ----------   ----------   -----------   ---------   ----------
Balances at January 1, 2003      KRW  3,200,504   14,483,121   18,419,413     (137,973)    108,073    36,073,138
Net income                                   --           --    1,285,529           --          --     1,285,529
Dividends declared                           --           --     (511,350)          --          --      (511,350)
Gain on disposal of treasury
   stock                                     --        2,972           --           --          --         2,972
Changes in capital adjustments               --           --           --     (189,324)         --      (189,324)
Changes in minority interests                --           --           --           --      10,271        10,271
                                     ----------   ----------   ----------     --------     -------    ----------

Balances at June 30, 2003             3,200,504   14,486,093   19,193,592     (327,297)    118,344    36,671,236
                                     ==========   ==========   ==========     ========     =======    ==========

Balances at January 1, 2004           3,203,743   14,544,520   20,231,488     (325,384)    127,569    37,781,936
Net income                                   --           --    1,461,918           --          --     1,461,918
Dividends declared                           --           --     (661,537)          --          --      (661,537)
Gain on disposal
   of treasury stock                         --       (3,024)          --           --          --        (3,024)
Changes in capital adjustments               --           --           --      (14,449)         --       (14,449)
Changes in minority interests                --           --           --           --      (4,141)       (4,141)
                                     ----------   ----------   ----------     --------     -------    ----------

Balances at June 30, 2004        KRW  3,203,743   14,541,496   21,031,869     (339,833)    123,428    38,560,703
                                     ==========   ==========   ==========     ========     =======    ==========
U.S. dollars (note 2)                $2,771,404   12,579,149   18,193,658     (293,973)    106,772    33,357,010
                                     ==========   ==========   ==========     ========     =======    ==========

See accompanying notes to consolidated financial statements.

                Korea Electric Power Corporation and Subsidiaries

                      Consolidated Statements of Cash Flows

             For the six-month periods ended June 30, 2003 and 2004

                                   (Unaudited)

              (In millions of Won and in thousands of U.S. dollars)

                                                                    Won             U.S. dollars (note 2)
                                                           ---------------------   ----------------------
                                                              2003        2004        2003         2004
                                                           ---------   ---------   ----------   ---------
Cash flows from operating activities:
   Net income                                          KRW 1,285,529   1,461,918   $1,112,049   1,264,636
   Adjustments to reconcile net income
      to net cash provided by operating activities:
      Depreciation and amortization                        2,281,237   2,203,247    1,973,388   1,905,923
      Amortization of nuclear fuel
         and heavy water                                     210,054     181,342      181,708     156,870
      Utility plant removal cost                              90,891      78,249       78,625      67,689
      Provision for severance
         and retirement benefits                              79,038      79,141       68,372      68,461
      Provision for decommissioning costs                    312,756     313,585      270,550     271,267
      Bad debt expense                                         9,158       8,672        7,922       7,502
      Interest income, net                                      (949)      2,865         (821)      2,479
      Gain on foreign currency
         translation, net                                    (64,541)   (263,763)     (55,831)   (228,169)
      Equity income of affiliates                            (75,318)    (95,912)     (65,154)    (82,969)
      Gain on disposal of investments, net                   (45,243)     (7,472)     (39,138)     (6,464)
      Gain on disposal of utility plant, net                (117,274)       (340)    (101,448)       (294)
      Deferred income tax expense
         (benefit), net                                       61,801     (57,424)      53,461     (49,675)
      Valuation loss (gain) on currency
         and interest rate swaps                              (1,571)     14,798       (1,359)     12,801
      Changes in assets and liabilities:
         Decrease in trade receivables                        62,251      32,044       53,850      27,720
         Decrease in other accounts
            receivable                                        78,884      60,440       68,239      52,284
         Increase in inventories                            (113,274)   (174,724)     (97,988)   (151,145)
         Increase in other current assets                   (115,343)    (68,366)     (99,778)    (59,140)
         Decrease in trade payables                          (95,138)   (100,207)     (82,299)    (86,684)
         Decrease in other accounts payable                 (180,408)   (141,345)    (156,062)   (122,271)
         Increase (decrease) in income tax payable          (410,935)     82,584     (355,480)     71,439
         Increase (decrease) in accrued expenses              71,415     (28,921)      61,778     (25,018)
         Increase (decrease) in other
            current liabilities                               66,121      29,897       57,198      25,861
         Decrease in other long-term liabilities              (3,533)    (29,430)      (3,056)    (25,458)
         Payment of severance and
            retirement benefits                               (7,744)     (7,190)      (6,699)     (6,220)
         Payment of decommissioning costs                    (10,557)     (5,449)      (9,132)     (4,714)
         Payment of self-insurance                              (526)       (323)        (455)       (279)
         Other, net                                          147,462      (7,098)     127,562      (6,141)
                                                           ---------   ---------   ----------   ---------
      Net cash provided by operating activities        KRW 3,514,243   3,560,818   $3,040,002   3,080,291
                                                           ---------   ---------   ----------   ---------

                Korea Electric Power Corporation and Subsidiaries

             For the six-month periods ended June 30, 2003 and 2004

                                   (Unaudited)

              (In millions of Won and in thousands of U.S. dollars)

                                                               Won               U.S. dollars (note 2)
                                                     -----------------------   ------------------------
                                                        2003         2004          2003         2004
                                                     ----------   ----------   -----------   ----------
Cash flows from investing activities:
   Proceeds from disposal of utility plant       KRW     32,375       65,033   $    28,006       56,257
   Additions to utility plant                        (3,496,445)  (3,083,330)   (3,024,606)  (2,667,240)
      Receipt of construction grants                    280,086      282,919       242,289      244,740
   Proceeds from disposal of investment
      securities,                                       103,193       54,570        89,267       47,206
   Acquisition of investment securities                 (26,025)     (12,368)      (22,513)     (10,699)
   Decrease (increase) in long-term loans               (25,751)      45,769       (22,276)      39,593
   Acquisition of intangibles                            (9,228)      (9,725)       (7,983)      (8,413)
   Decrease (increase) in other
      non-current assets                                 12,903      (22,011)       11,162      (19,041)
   Withdrawal (acquisition) of short-term
      financial instruments, net                        (18,853)       1,425       (16,309)       1,233
   Decrease in short-term loans, net                      8,364       26,375         7,235       22,816
   Proceeds from sale (acquisition) of
      short-term investment securities                 (110,816)     174,439       (95,862)     150,899
                                                     ----------   ----------   -----------   ----------
         Net cash used in investing activities       (3,250,197)  (2,476,904)   (2,811,590)  (2,142,649)
                                                     ----------   ----------   -----------   ----------
Cash flows from financing activities:
   Proceeds from long-term debt                       3,070,357    3,044,085     2,656,018    2,633,292
   Repayment of long-term debt                       (3,564,181)  (4,223,211)   (3,083,202)  (3,653,297)
   Proceeds from (repayment of) in
      short-term borrowings, net                        292,805      220,558       253,292      190,794
   Acquisition of treasury stock                       (180,120)          --      (155,813)          --
   Dividends paid                                      (512,073)    (672,162)     (442,970)    (581,455)
   Other, net                                           (90,300)     (88,142)      (78,114)     (76,248)
                                                     ----------   ----------   -----------   ----------
         Net cash used in financing activities         (983,512)  (1,718,872)     (850,789)  (1,486,914)
                                                     ----------   ----------   -----------   ----------
Net increase in cash and cash equivalents
   from change in consolidated subsidiaries             (19,806)          --       (17,133)          --
Net decrease in cash and cash equivalents              (739,272)    (634,958)     (639,510)    (549,272)
Cash and cash equivalents,
   at beginning of the period                         1,997,480    2,050,636     1,727,924    1,773,907
                                                     ----------   ----------   -----------   ----------
Cash and cash equivalents,
   at end of the period                          KRW  1,258,208    1,415,678   $ 1,088,414    1,224,635
                                                     ==========   ==========   ===========   ==========

See accompanying notes to consolidated financial statements.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                             June 30, 2004 and 2003

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

     (a)  Description of Business

          Korea Electric Power Corporation (KEPCO or the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO was given a status of government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. KEPCO's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

          As of June 30, 2004, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 27.03%, 26.93% and 29.61%, respectively, of KEPCO's shares.

          KEPCO spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been considering the gradual privatization of the Company's power generation subsidiaries and distribution business, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

     (b)  Basis of Presenting Consolidated Financial Statements

          KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act ("KEPCO Act"), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

          Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (b)  Basis of Presenting Consolidated Financial Statements, Continued

          Effective January 1, 2004, the Company adopted Statements of Korea Accounting Standards No. 10, 12 and 13. The adoption of these standards did not have any impact on the accompanying financial statements.

          The consolidated financial statements include the accounts of KEPCO and controlled subsidiaries (collectively referred to as the "Company") as of December 31, 2003 and June 30, 2004. Controlled subsidiaries include majority-owned entities be either the Company or controlled subsidiaries and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder. Investments in affiliates in which KEPCO is able to exercise significant influence over the operating and financial policies of the investee are accounted for using the equity method. Significant influence is deemed to exist when the investor owns more than 20 % of the investee's voting shares unless there is evidence to the contrary.

          Investments of KEPCO and equity accounts of subsidiaries subject to consolidation were eliminated at the dates KEPCO obtained control of the subsidiaries. Any difference between the cost of acquisition and the book value of the subsidiary is recorded as either goodwill or negative goodwill. Goodwill is amortized using the straight-line method within twenty years from the year the acquisition occurred. Negative goodwill is recovered, within the limit of the aggregate fair values of identifiable non-monetary assets, using the straight-line method over weighted-average years of depreciable assets and the amounts in excess of the limit are charged to current operations and presented as extraordinary gain at the acquisition date.

          Intercompany receivables and payables including trade receivables and trade payables are eliminated. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from KEPCO to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated in the consolidated income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (b)  Basis of Presenting Consolidated Financial Statements, Continued

          i) The Company's ownership percentages of the companies which were consolidated at December 31, 2003 and June 30, 2004 are summarized as follows:

                                                                        Ownership
                                                         Year of      percentage(%)
                           Subsidiaries               establishment    2003    2004            Primary business
               ------------------------------------   -------------   -----   -----   ----------------------------------
               Korea Hydro & Nuclear
                  Power Co., Ltd. (*)                      2001       100.0   100.0   Power generation
               Korea South-East Power Co., Ltd. (*)        2001       100.0   100.0   Power generation
               Korea Midland Power Co., Ltd. (*)           2001       100.0   100.0   Power generation
               Korea Western Power Co., Ltd. (*)           2001       100.0   100.0   Power generation
               Korea Southern Power Co., Ltd. (*)          2001       100.0   100.0   Power generation
               Korea East-West Power Co., Ltd. (*)         2001       100.0   100.0   Power generation
               Korea Power Engineering Co., Ltd.           1977        97.9    97.9   Engineering for utility plant
               Korea Plant Services
                  & Engineering Co., Ltd.                  1984       100.0   100.0   Utility plant maintenance
               KEPCO Nuclear Fuel Co., Ltd.                1982        96.4    96.4   Nuclear fuel
               Korea Electric Power Data
                  Network Co., Ltd.                        1992       100.0   100.0   Information services
               KEPCO International Hong Kong Ltd.          1995       100.0   100.0   Holding Company
               KEPCO International Philippines Inc.        2000       100.0   100.0   Holding Company
               KEPCO Philippines Corporation               1995       100.0   100.0   Utility plant rehabilitation
                                                                                         and operation (Subsidiary
                                                                                         of KEPCO International
                                                                                         Hong Kong Ltd.)
               KEPCO Ilijan Corporation                    1997       51.0    51.0    Construction and
                                                                                         operation of utility plant
                                                                                         (Subsidiary of KEPCO
                                                                                         International Philippines Inc.)

(*) Six new power generation subsidiaries were established on April 2, 2001 by the spin-off of KEPCO's power generation division in accordance with the Restructuring Plan.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (b)  Basis of Presenting Consolidated Financial Statements, Continued

          (1) The newly established power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

                      Name of the subsidiaries                       Major power plant
               -------------------------------------   --------------------------------------------
               Korea Hydro & Nuclear Power Co., Ltd.   Hydroelectric power plant and nuclear power
                  (KHNP)                                  plant in Gori
               Korea South-East Power Co., Ltd.
                  (KOSEPCO)                            Thermoelectric power plant in Samchonpo
               Korea Midland Power Co., Ltd.
                  (KOMIPO)                             Thermoelectric power plant in Boryung
               Korea Western Power Co., Ltd.
                  (KOWEPCO)                            Thermoelectric power plant in Tae-an
               Korea Southern Power Co., Ltd.
                  (KOSPO)                              Thermoelectric power plant in Hadong
               Korea East-West Power Co., Ltd.
                  (KEWESPO)                            Thermoelectric power plant in Dangjin

          (2)  Details of the spin-off

               .    KEPCO spun off its power generation business as stipulated by the Commercial Code of the Republic of Korea.

               .    Registration date of the spin off: April 2, 2001

               .    Date of resolution of stockholders: March 16, 2001

               .    Date of resolution of Board of Directors: February 24, 2001

          (3)  Assets and liabilities of the spun off divisions

               . Assets and liabilities of the spun off divisions as of the date of the spin off

                                                                         Won (millions)
                                      -----------------------------------------------------------------------------------
                                         KHNP       KOSEPCO      KOMIPO     KOWEPCO      KOSPO      KEWESPO       Total
                                      ----------   ---------   ---------   ---------   ---------   ---------   ----------
                    Assets        KRW 18,791,413   2,490,720   2,662,209   2,904,046   3,627,985   4,655,400   35,131,773
                    Liabilities        9,426,614   1,258,716   1,336,317   1,461,408   1,830,607   2,332,495   17,646,157
                                      ----------   ---------   ---------   ---------   ---------   ---------   ----------
                    Net assets    KRW  9,364,799   1,232,004   1,325,892   1,442,638   1,797,378   2,322,905   17,485,616
                                      ==========   =========   =========   =========   =========   =========   ==========

               . Assets and liabilities of the spun off divisions as of December 31, 2000

                                                                         Won (millions)
                                      -----------------------------------------------------------------------------------
                                         KHNP       KOSEPCO      KOMIPO     KOWEPCO      KOSPO      KEWESPO      Total
                                      ----------   ---------   ---------   ---------   ---------   ---------   ----------
                    Assets        KRW 17,433,479   2,688,953   2,209,503   2,943,194   3,507,340   4,696,226   33,478,695
                    Liabilities        9,231,779   1,469,853   1,234,789   1,542,594   1,819,240   2,463,526   17,761,781
                                      ----------   ---------   ---------   ---------   ---------   ---------   ----------
                    Net assets    KRW  8,201,700   1,219,100     974,714   1,400,600   1,688,100   2,232,700   15,716,914
                                      ==========   =========   =========   =========   =========   =========   ==========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (b)  Basis of Presenting Consolidated Financial Statements, Continued

               . Result of operations of the spun off divisions (From January 1, 2001 to April 1, 2001)

                                                                      Won (millions)
                                        -----------------------------------------------------------------------
                                           KHNP     KOSEPCO    KOMIPO   KOWEPCO    KOSPO    KEWESPO     Total
                                        ---------   -------   -------   -------   -------   -------   ---------
                    Net sales       KRW 1,097,586   410,195   345,771   406,931   413,058   481,710   3,155,251
                    Cost of
                       goods sold         875,074   360,346   280,101   380,139   401,384   460,825   2,757,869
                                        ---------   -------   -------   -------   -------   -------   ---------
                    Gross profit    KRW   222,512    49,849    65,670    26,792    11,674    20,885     397,382
                                        =========   =======   =======   =======   =======   =======   =========

          ii) The Company's ownership percentages of affiliated companies which were accounted for by the equity method at December 31, 2003 and June 30, 2004 are summarized as follows:

                                                                    Ownership
                                                                  percentage(%)
                                                     Year of      -------------
                         Subsidiaries             establishment    2003   2004           Primary business
               --------------------------------   -------------    ----   ----    ------------------------------
               Korea Gas Corporation                   1983        24.5   24.5    Sales of liquefied natural gas
               Korea District Heating Co., Ltd.        1985        26.1   26.1    Providing of heating
               Powercomm Corporation                   2000        43.1   43.1    Communication line leasing
               Korea Electric Power Industrial
                  Development Co., Ltd.                1990        49.0   49.0    Disposal of power-plant ash
                                                                                     and electric meter reading
               YTN                                     1993        21.4   21.4    Broadcasting

     (c)  Property, Plant and Equipment

          Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Plant and equipment under capital leases are stated at an amount equal to the lower of their fair value or the present value of minimum lease payments at inception of lease. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

          The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the six-month periods ended June 30, 2003 and 2004, the amounts of capitalized interest were KRW
          252,639 million and KRW 160,619 million, respectively. The foreign currency transactions and translation gains excluded from the calculation of capitalized interest rate amounted to KRW
          124,520 million and foreign currency transaction and translation loss added to the calculation of capitalized interest rate amounted to KRW 24,323 million for the six-month period ended June 30, 2004.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (c)  Property, Plant and Equipment, Continued

          Depreciation is computed by the declining-balance method (straight-line method for buildings and structures, unit-of-production method and straight-line method for nuclear fuel) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

                       Estimated useful life
                       ---------------------
          Buildings            8~ 30
          Structures           8~ 30
          Machinery              16
          Vehicles               4
          Others                4, 9

          KEPCO records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

          .    Grants from the government or public institutions
          .    Funds, construction materials or other items contributed by customers

          Construction grants are initially recorded and presented in the accompanying financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received KRW 280,086 million and KRW 282,616 million of construction grants, and offset KRW 61,993 million and KRW 71,424 million against depreciation expense, and KRW 18,274 million and KRW 18,333 million against utility plant removal cost for the six-month periods ended June 30, 2003 and 2004, respectively.

     (d)  Leases

          The Company accounts for and classifies its lease transactions as either operating or capital leases, depending on the terms of the lease under Korea Lease Accounting Standards. If a lease is substantially noncancellable and meets any of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

          . Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

          .    The lease has a bargain purchase option.

          . The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

          . The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

          If the above criteria are not met, the lease is classified as an operating lease and lease payments are expensed on a straight-line basis over the lease term.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (e)  Investments in Securities

          Debt and equity securities are classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination is reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

          Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

          Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

          Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

     (f)  Investment Securities under the Equity Method of Accounting

          Investments in affiliated companies owned 20% or more or of which the Company is able to exercise significant influence over the operating and financial policies are stated at an amount as determined using the equity method. Under the equity method of accounting, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

          Under the equity method of accounting, the Company does not record its share of losses of affiliate companies when such losses would make the Company's investment in such entity less than zero.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (g)  Intangible Assets

          Intangible assets are stated at cost less accumulated amortization, as described below.

          (i)  Research and Development Costs

               Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized in the statement of income as an expense as incurred.

               Expenditure on development incurred in conjunction with new products or technologies, in which the elements of costs can be identified and future economic benefits are clearly expected, is capitalized and amortized on a straight-line basis over 5 years. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads.

          (ii) Other Intangible Assets

               Other intangible assets, which consist of industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 50 years, based on the nature of the asset.

     (h)  Cash Equivalents

          The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

     (i)  Financial Instruments

          Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

     (j)  Allowance for Doubtful Accounts

          Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (k)  Inventories

          Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of year.

          Effective January 1, 2004, the Company adopted Statement of Korea Accounting Standards No. 10, "Inventories". Through 2003, a valuation loss incurred when the market value of inventory falls below its carrying amount was reported as non-operating expense. In 2004, in accordance with SKAS No. 10, the Company included inventory valuation loss in operating expenses.

     (l)  Long-Lived Assets

          The Company reviews for the impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds the fair value of the assets.

          In 2001, the Company recognized an impairment loss on property, plant and equipment in the Youngwol an Busan thermal plant amounting to KRW 11,206 million, which is the difference between the carrying amount and recoverable value considering future cash flows.

     (m)  Valuation of Receivables and Payables at Present Value

          Receivables and payables arising from long-term installment transactions, long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

          When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (n)  Convertible Bonds

          When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants shall be recognized separately. Considerations for conversion rights or stock warrants shall be measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issue.

          The value of the common shares issued pursuant to the exercise of the conversion rights shall be measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance, of those convertible bonds that are actually related to the exercise.

     (o)  Discount (Premium) on Debentures

          Discount (premium) on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest rate method over the life of the debentures. The amount amortized is included in interest expense.

     (p)  Retirement and Severance Benefits

          Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees' severance benefit insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposit for severance benefit insurance amounting to KRW 82,771 million and KRW 82,456 million as of December 31, 2003 and June 30, 2004 are reflected in the accompanying consolidated balance sheets as a deduction of the liability for retirement and severance benefits.

          Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. Since April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (q)  Reserve for Decommissioning Costs and Self-Insurance

          Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to accrue for the decommissioning of nuclear facilities and dismantling of radioactive waste. In addition, under the Korean Atomic Energy Act (AEAC), an entity which constructs and operates a nuclear power reactor and related facilities must obtain permission from the Korean Minister of Science and Technology (MOST).

          The Company accrues for estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. The expected decommissioning date is approximately 25 years from initial operation. However, the service period of the nuclear power plant is dependent upon the economy and safety of plant operation and supervision of MOST with periodic safety inspections and safety review.

          As of December 31, 2003 and June 30, 2004, the Company has accrued KRW 5,091,070 million and KRW 5,399,206 million for the costs of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant and dismantling costs of spent fuel and radioactive waste. Annual additions to the reserve are in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis, reflecting the inflation rate. The Company accrued KRW 312,756 million and KRW 313,585 million as the reserve for decommissioning costs for the six-month period ended June 30, 2003 and 2004, respectively.

          The Company estimates its reserve for decommissioning costs based on engineering studies provided by a third party and applies it prospectively. As a result of changes of estimates, for the year ended December 31, 2003, the provision for decommissioning costs increased by KRW 72,888 million and operating income and net income decreased by KRW 72,888 million and KRW 52,844 million, respectively.

          In accordance with SKAS No. 5 - "Tangible Assets", the Company is required to recognize the fair value of a liability for an asset retirement obligation (e.g., dismantlement or restoration costs) in the period in which it is incurred. The fair value could be estimated based on the present value of the estimated future cash outflows required to satisfy the liabilities and would be discounted using a current credit risk-adjusted interest rate. The accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability. Upon initial recognition of a liability for an asset retirement obligation, an asset retirement cost shall be capitalized by increasing the carrying amount of the related tangible asset by the same amount as the liability. That asset retirement cost is allocated to expense using a systematic and rational method over its useful life. As permitted under SKAS No. 5, the Company applies the accounting for asset retirement obligation only to assets acquired after December 31, 2002.

          In accordance with the Accounting Regulations for Government Invested Enterprises, KEPCO provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with KEPCO's non-insured facilities. Payments made to settle applicable claims and damages are charged to this reserve.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (r)  Foreign Currency Translation

          KEPCO and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at KRW1,152.5 to US$1, the rate of exchange on June 30, 2004 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

          Foreign currency assets and liabilities of foreign-based operations and the Company's overseas subsidiaries are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations and the Company's overseas subsidiaries are offset and the balance is accumulated as a capital adjustment.

     (s)  Derivatives

          All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designed as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

     (t)  Contingent Liabilities

          Contingent losses are generally recognized as a liability when probable and reasonably estimable.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (u)  Revenue Recognition

          The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic People's Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company's revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

     (v)  Income Taxes

          Income tax on the earnings or loss for the period comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

          Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

          Deferred tax assets are recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

     (w)  Dividends payable

          Dividends are recorded when approved by the board of director and shareholders.

     (x)  Prior Period Adjustments

          Prior period adjustments resulting from other than fundamental errors are charged or credited to result of operations for the current period. The fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. The prior period adjustments resulting from the fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

     (y)  Earnings Per Share

          Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding during each period.

     (z)  Minority Interest in Consolidated Subsidiaries

          Minority interest in consolidated subsidiaries is presented as a separate component of stockholders' equity in the consolidated balance sheets.

     (aa) Use of Estimates

          The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

(2)  Basis of Translating Consolidated Financial Statements

     The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the six-month ended period June 30, 2004, have been translated into United States dollars at the rate of KRW1,156.0 to US$1, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2004. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)  Property, Plant and Equipment

     (a)  Asset revaluation

          KEPCO revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and recorded a revaluation gain of KRW12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

     (b)  Officially Declared Value of Land

          The officially declared value of land at June 30, 2004, as announced by the Minister of Construction and Transportation, is as follows:

                                             Won (millions)
                                      ----------------------------
                 Purpose              Book value    Declared value
          ---------------------       -----------   --------------
          Site of utility plant   KRW  5,600,947       5,470,791

          The officially declared value, which is used for government purposes, is not intended to represent fair value.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                  (Unaudited)

(3)  Property, Plant and Equipment, Continued

     (c)  Utility plant

          Utility plants and accumulated depreciation as of December 31, 2003 and June 30, 2004 are as follows:

          (i)  Cost

                                                   Won (millions)
                                              -----------------------
                                                 2003         2004
                                              ----------   ----------
               Land                       KRW  5,593,520    5,600,947
               Buildings                       8,695,733    8,784,243
               Structures                     27,768,348   28,351,248
               Machinery                      25,687,747   26,188,262
               Nuclear fuel                    2,620,230    2,820,124
               Vehicles                           76,213       76,713
               Others                          1,555,958    1,520,888
                                              ----------   ----------
                                              71,997,749   73,342,425
               Construction in-progress        9,550,651   11,006,765
                                              ----------   ----------
                                              81,548,400   84,349,190
                                              ==========   ==========

          (ii) Accumulated depreciation

                                                   Won (millions)
                                              -----------------------
                                                 2003         2004
                                              ----------   ----------
               Buildings                  KRW  1,477,211    1,736,698
               Structures                      4,077,230    4,535,505
               Machinery                       9,676,715   11,075,014
               Nuclear fuel                    1,016,517    1,196,363
               Vehicles                           58,287       59,228
               Others                            569,563      624,918
                                              ----------   ----------
                                          KRW 16,875,523   19,227,726
                                              ==========   ==========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(4)  Intangibles

     Changes in intangibles for the six-month period ended June 30, 2004 are as follows:

                                                         Won (millions)
                                     -----------------------------------------------------
                                     December 31    Acquisition                   June 30,
                                         2003      and transfers   Amortization     2004
                                     -----------   -------------   ------------   --------
     Development costs           KRW   140,354         32,200         21,838       150,716
     Port facility usage right         159,997            547          8,081       152,463
     Water usage right                 121,794             --          8,400       113,394
     Dam usage right                     6,832             --             72         6,760
     Electricity usage right            28,698             --          2,623        26,075
     Others                             58,318         10,133         24,440        44,011
                                       -------         ------         ------       -------
                                 KRW   515,993         42,880         65,454       493,419
                                       =======         ======         ======       =======

     In addition, the Company expensed ordinary development expenses amounting to KRW 125,212 million and KRW 157,346 million for the six-month periods ended June 30, 2003 and 2004, respectively.

(5)  Insured Assets

     Insured assets as of June 30, 2004 are as follows:

                                                                     Won(millions)
                                                                  -------------------
           Insured assets              Insurance type                Insured value
     -------------------------   --------------------------       -------------------
     Buildings and machinery     Fire insurance               KRW      2,948,861
     Buildings and machinery     Construction insurance                1,225,801
     Buildings and machinery     Nuclear property insurance              587,775
     Buildings                   General insurance                       167,554
     Construction in progress    Construction insurance                  455,729
     Inventories and machinery   Shipping insurance                    3,026,882

     In addition, the Company carries damage insurance for construction of its light-water nuclear reactor in North Korea, general insurance for vehicles and movables, marine cargo insurance for inventories, group casualty insurance for its employees and compensation liability insurance for its directors.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(6)  Investment securities

     (a) Investments in securities as of December 31, 2003 and June 30, 2004 are summarized as follows:

                                                     Won (millions)
                                                 ---------------------
                                                    2003        2004
                                                 ---------   ---------
          Short-term investment securities
             Available-for-sale securities   KRW   141,585      51,453
             Held-to-maturity securities            20,011          18
                                                 ---------   ---------
                                                   161,596      51,471
                                                 ---------   ---------
          Long-term investment securities
             Available-for-sale securities         230,744     158,004
             Held-to-maturity securities             2,197       2,398
             Investments in affiliates           1,296,179   1,359,554
                                                 ---------   ---------
                                                 1,529,120   1,519,956
                                                 ---------   ---------
                                             KRW 1,690,716   1,571,427
                                                 =========   =========

          Available-for-sale securities are funds for debt securities and Held-to-maturity securities are debt securities including government and municipal bonds.

     (b) Long-term investments other than those under the equity method as of December 31, 2003 and June 30, 2004 are summarized as follows:

                                                            2003                           2004
                                                  -----------------------   ---------------------------------
                                                  Ownership         Book    Ownership   Acquisition     Book
                                                     (%)           value       (%)          cost       value
                                                  ---------       -------   ---------   -----------   -------
          Available-for-sale:
          Equity securities:
             Securities Market
                Stabilization Fund                   7.57     KRW   7,763       --             --          --
             Energy Savings
                Investment Cooperatives
                (*3)                              25.0~48.0         5,000   25.0~48.0       5,000       5,000
             Korea Power Exchange(*3)               100.0         125,213     100.0       128,952     128,952
             Hwan Young Steel
                Co., Ltd. (*1,*3)                    0.14             120      0.14         1,364         120
             Investment securities
                in treasury stock fund (*2,*3)        --           17,581       --         18,271      11,767
             Other equity securities                  --            1,051       --          6,845       6,845
          Debt securities                                          74,016                   5,149       5,320
                                                                  -------                 -------     -------
                                                                  230,744                 165,581     158,004
                                                                  -------                 -------     -------
          Held-to-maturity:
             Government and municipal
                bonds                                               2,197                   2,398       2,398
                                                                  -------                 -------     -------
             Total                                            KRW 232,941                 167,979     160,402
                                                                  =======                 =======     =======

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(6)  Investments, Continued

          (*1) The Company recognized an impairment loss of KRW1,244 million that was deemed as an other-than-temporary decline.

          (*2) The Company has an investment in a treasury stock fund composed of treasury stock and other investment securities. The other investment securities are recorded as available-for-sale securities and are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value. The treasury stock is recorded as a capital adjustment (note 13). Losses on valuation of these available-for-sale securities recorded as a capital adjustment, amount to KRW6,504 million and KRW8,714 million as of June 30, 2004 and December 31, 2003, respectively.

          (*3) Fair values are not available.

     (c) Investments in affiliated companies accounted for using the equity method as of December 31, 2003 and June 30, 2004 are as follows:

                                                  2003                                  2004
                                       -------------------------   -----------------------------------------------
                                       Ownership         Book      Ownership   Acquisition   Net asset     Book
                                          (%)            value        (%)         cost         value       value
                                       ---------       ---------   ---------   -----------   ---------   ---------
     Korea Gas Corporation (*1)           24.5     KRW   740,280      24.5        94,500       778,824     778,824
     Korea District Heating
        Co., Ltd. (*1)                    26.1           159,165      26.1         5,660       168,996     168,996
     Powercomm Corporation (*1)           43.1           350,518      43.1       323,470       374,389     366,918
     Korea Electric Power Industrial
        Development Co., Ltd. (*1)        49.0            22,072      49.0         7,987        20,591      20,591
     YTN (*1)                             21.4            24,144      21.4        59,000        24,225      24,225
                                                       ---------                 -------     ---------   ---------
                                                   KRW 1,296,179                 490,617     1,367,025   1,359,554
                                                       =========                 =======     =========   =========

     (*1) The Company used unaudited financial statements of the above affiliated companies when applying the equity method of accounting.

     (d) Changes in investments in affiliated companies under the equity method for the year ended December 31, 2003 are as follows:

                                                                            2003
                                                --------------------------------------------------------------
                                                                    Gain (loss) on                   Book
                                                                  valuation using the             value as of
                                                 Book value as    equity method on                December 31,
                                                January 1, 2003      accounting          Others       2003
                                                ---------------   -------------------   -------   ------------
          Korea Gas Corporation             KRW      690,705             73,329         (23,754)      740,280
          Korea District Heating Co.                 147,716             13,486          (2,037)      159,165
          Powercomm Corporation                      352,235              6,508          (8,225)      350,518
          Korea Electric Power Industrial
             Development Co., Ltd.                        --              3,107          18,965        22,072
          YTN                                         23,615                436              93        24,144
                                                   ---------             ------         -------     ---------
                                            KRW    1,214,271             96,866         (14,958)    1,296,179
                                                   =========             ======         =======     =========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(6)  Investments, Continued

     Changes in investments in affiliated companies under the equity method for the six-month period ended June 30, 2004 are as follows:

                                                                         2004
                                           -----------------------------------------------------------------
                                                               Gain (loss) on                       Book
                                                             valuation using the                 value as of
                                            Book value as     equity method on                    June 30,
                                           January 1, 2004       accounting        Others (*1)      2004
                                           ---------------   -------------------   -----------   -----------
     Korea Gas Corporation             KRW      740,280            65,287            (26,743)       778,824
     Korea District Heating Co.                 159,165            10,887             (1,056)       168,996
     Powercomm Corporation (*2)                 350,518            17,116               (716)       366,918
     Korea Electric Power Industrial
        Development Co., Ltd.                    22,072             2,439             (3,920)        20,591
     YTN                                         24,144               183               (102)        24,225
                                              ---------            ------            -------      ---------
                                       KRW    1,296,179            95,912            (32,537)     1,359,554
                                              =========            ======            =======      =========

     (*1) Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments.

     (*2) As of June 30, 2004, unrealized profits of KRW 7,471 million arisen from the transaction with Powercomm Corporation were eliminated.

     The Company has recorded unrealized losses of KRW 25,560 million and KRW 21,042 million relating to the above affiliates as of December 31, 2003 and June 30, 2004, respectively, which have been accounted for a capital adjustment. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders' equity.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(7)  Loans to employees

     The Company has provided housing and tuition loans to employees as follows as of December 31, 2003 and June 30, 2004:

                              Won (millions)
                            -----------------
                              2003      2004
                            -------   -------
     Short-term loans   KRW  16,284    15,626
     Long-term loans        251,788   272,988
                            -------   -------
                        KRW 268,072   288,614
                            =======   =======

(8)  Other Non-current Assets

     Other non-current assets as of December 31, 2003 and June 30, 2004 are as follows:

                                            Won (millions)
                                           -----------------
                                             2003      2004
                                           -------   -------
     Long-term trade receivable, net   KRW   9,588     5,419
     Deposit received                      141,221   156,885
     Others                                 91,285    98,550
                                           -------   -------
                                       KRW 242,094   260,854
                                           =======   =======

(9)  Inventories

     Inventories as of December 31, 2003 and June 30, 2004 are summarized as follows:

                            Won (millions)
                         -------------------
                           2003       2004
                         -------   ---------
     Raw materials   KRW 261,497     410,835
     Supplies            519,727     581,691
     Other               123,709     162,209
                         -------   ---------
                     KRW 904,933   1,154,735
                         =======   =========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                  (Unaudited)

(10) Other Current Assets

     Other current assets at December 31, 2003 and June 30, 2004 are summarized as follows:

                                                    Won (millions)
                                                  -----------------
                                                    2003      2004
                                                  -------   -------
     Short-term loans to employees (note 7)   KRW  16,284    15,626
     Accrued interest income                        5,738     6,848
     Advance payments                               3,875    18,293
     Prepaid expenses                              39,143    82,132
     Other current assets                         175,996   187,119
                                                  -------   -------
                                              KRW 241,036   310,018
                                                  =======   =======

(11) Capital Surplus

     Capital surplus as of December 31, 2003 and June 30, 2004 are as follows:

                                                       Won (millions)
                                                  -----------------------
                                                     2003         2004
                                                  ----------   ----------
     Paid-in capital in excess of par value   KRW    811,301      811,296
     Reserves for asset revaluation               12,552,973   12,552,973
     Other capital surplus                         1,180,246    1,177,227
                                                  ----------   ----------
                                              KRW 14,544,520   14,541,496
                                                  ==========   ==========

     The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of KRW 12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(12) Appropriated Retained Earnings

     Appropriated retained earnings as of December 31, 2003 and June 30, 2004 are summarized as follows:

                                                     Won (millions)
                                                -----------------------
                                                   2003         2004
                                                ----------   ----------
     Legal reserve                          KRW  1,600,252    1,601,871
     Reserve for business rationalization           31,900       31,900
     Reserve for business expansion             10,925,338   12,438,120
     Reserve for investment on social
        overhead capital                         5,012,449    5,092,449
     Reserve for research and human
        development                                120,000      180,000
                                                ----------   ----------
                                            KRW 17,689,939   19,344,340
                                                ==========   ==========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                  (Unaudited)

(12) Appropriated Retained Earnings, Continued

     The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

     Under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits obtained and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

     The reserves for the investment on social overhead capital and research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(13) Capital Adjustments

     Capital adjustments as of December 31, 2003 and June 30, 2004 are as follows:

                                                Won (millions)
                                             -------------------
                                               2003       2004
                                             --------   --------
     Treasury stock                      KRW (195,379)  (199,985)
     Loss on valuation of available-
        for-sale securities                    (3,689)    (4,833)
     Equity income of affiliates              (25,560)   (21,042)
     Overseas operations translation          (97,939)  (113,090)
     Gain on valuation of currency and
        Interest rate swaps                    (2,817)      (883)
                                             --------   --------
                                         KRW (325,384)  (339,833)
                                             ========   ========

     The Company has shares held as treasury stock amounting to KRW 195,379 million (10,713,050 shares) and KRW 199,985 million (11,068,050 shares) as of December 31, 2003 and June 30, 2004, respectively, for the purpose of stock price stabilization.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                  (Unaudited)

(14) Short-term borrowings

     Short-term borrowings as of December 31, 2003 and June 30, 2004 are as follows:

                                                                                   Won (millions)
                                                              Annual             -----------------
                    Lender                     Type      interest rate (%)         2003      2004
     ------------------------------------   ----------   -----------------       -------   -------
     Local currency borrowings
        National Agricultural Cooperative
           Federation and others              General        3.00~4.10       KRW  53,245   165,000

     Foreign currency borrowings
       Korea Exchange Bank and others       Usance and
                                              Others      Libor+0.25~0.35        156,924   263,186
                                                                                 -------   -------
                                                                             KRW 210,169   428,186
                                                                                 =======   =======

(15) Long-term borrowings

     Long-term borrowings as of December 31, 2003 and June 30, 2004 are as follows:

     (a)  Local currency long-term borrowings

                                                                                         Won (millions)
                                                                  Annual            -----------------------
                   Lender                     Type          interest rate (%)          2003         2004
          -------------------------   -------------------   -----------------       ----------   ----------
          Korea Development Bank      Industrial facility       4.50~9.00       KRW  4,951,239    4,962,228
          Koram Bank                      Rural area
                                          development             4.00                  50,000       50,000
          National Agricultural           Rural area
             Cooperative Federation       development             4.00                  50,000       85,000
          Korea Exchange Bank               Energy
                                        rationalization           3.00                   6,000        8,000
          Other                             General             5.50~6.00               29,935       64,935
                                                                                    ----------   ----------
                                                                                     5,087,174    5,170,163
             Less: Current portion                                                  (1,254,049)  (1,187,995)
                                                                                    ----------   ----------
                                                                                KRW  3,833,125    3,982,168
                                                                                    ==========   ==========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(15) Long-term borrowings, Continued

     (b)  Foreign currency long-term borrowings

                                                                                           Won (millions)
                                                                    Annual             ---------------------
                       Lender                     Type         interest rate (%)          2003        2004
          --------------------------------   ---------------   -----------------       ---------   ---------
          Japan Bank of International
             Cooperation                        Facility            6.2~8.2        KRW   260,712     238,226
          Barclays International Financial
             Services (Ireland) Ltd.           Commercial        6M Libor-1.00           187,851      90,528
          National Agricultural
             Cooperative Federation                 "             Libor+1.30              12,833       9,878
          Korea Development Bank                 General        Libor+0.30~1.50          283,823     200,132
          The Export-Import Bank                Purchase
             of Korea                        of nuclear fuel    Libor+0.70~1.03          202,454     190,961
          Korea Exchange Bank                   Facility          Libor+0.15              17,090       8,222
          Kookmin Bank                              "             Libor+1.40              15,970      12,292
          Norinchukin Bank                          "             Libor+0.19              41,923      40,338
          Nippon Life Insurance                     "             Libor+0.19              98,226      94,511
          US-EXIM                                   "           Govco+0.25~0.30          141,219     129,040
          Others                                    "                10.00                 1,199          --
                                                                                       ---------   ---------
                                                                                       1,263,300   1,014,128
             Less: Current portion                                                      (379,792)   (204,208)
                                                                                       ---------   ---------
                                                                                   KRW   883,508     809,920
                                                                                       =========   =========

     (c)  Debentures

                                                                             Won (millions)
                                                    Annual              -----------------------
                                               interest rate (%)           2003         2004
                                             --------------------       ----------   ----------
          Local currency debentures
             Electricity bonds                    4.79~10.37        KRW  6,334,359    4,626,759
             Corporate bonds                       4.32~7.75             3,039,030    3,442,793
                                                                        ----------   ----------
                                                                         9,373,389    8,069,552
                                                                        ----------   ----------
          Foreign currency debentures(*)
             FY-93                                   7.75                  419,230      403,375
             FY-95                                 3.4~4.15                464,634      441,572
             FY-96                                 3.8~8.278               660,547      630,692
             FY-97                            6M libor+0.31~1.65         1,176,117    1,079,552
             FY-99                                   5.75                   37,839       35,097
             FY-00                                 2.10~8.25               695,220      664,960
             FY-01                                 1.18~1.27               671,760      266,008
             FY-02                           6M libor+0.75, 4.625        1,257,690    1,210,125
             FY-03(*)                              1.33~4.75             1,149,610    1,103,487
             FY-04                                4.875~5.125                   --      806,750
                                                                        ----------   ----------
                                                                         6,532,647    6,641,618
                                                                        ----------   ----------
                                                                        15,906,036   14,711,170
                Less: Current portion                                   (4,987,425)  (4,214,727)
                   Discount                                                (76,533)     (77,550)
                                                                        ----------   ----------
                                                                    KRW 10,842,078   10,418,893
                                                                        ==========   ==========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(15) Long-term borrowings, Continued

          (*) In 2003, the Company sold debentures of US$ 250,000 thousand to KEPCO Cayman Company Limited. These debentures have the right to be exchanged with the shares of Powercomm Corporation held by the Company. Based on these assets, KEPCO Cayman Company Limited issued foreign debentures of US$ 250,000 thousand, the details of which are as follows:

          .    Maturity date: November 26, 2008
          .    Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National
               Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. It is not required that Powercomm
               Corporation must perform QPO prior to the maturity of the debentures, neither the Company guarantees the QPO of Powercomm
               Corporation.
          .    Shares to be exchanged: Powercomm Corporations shares or Deposit
               Receipt (DR)
          .    Exchangeable period: From 10th day after the listing of Powercomm
               Corporation to 10th day before its maturity - Exchange price:
               120% of lower amount of market price on listing day or weighted average price for 10 days after its listing.
          .    Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)
          .    Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

          The Company has provided payment guarantees to KEPCO Cayman Company Limited for the principal and interest of the above foreign debentures.

     (d)  Exchangeable bonds

                                                                            Won (millions)
                                                       Annual             -----------------
                       Description                interest rate (%)         2003      2004
          -------------------------------------   -----------------       -------   -------
          Overseas exchangeable bonds                   0.00          KRW 277,256   277,256
             Plus: Premium on debentures issued                            20,987    18,870
             Less: Conversion right adjustment                            (43,817)  (39,398)
                                                                          -------   -------
                                                                          254,426   256,728
                                                                          =======   =======

          On November 4, 2003, the Company issued overseas exchangeable bonds of Japanese Yen 28,245,468 thousand at a premium value. The details of the bonds are as follows:

          .    Maturity date: November 4, 2008
          .    Amount to be paid at maturity: JPY 25,935,061 thousand
          .    Exchange period: From December 15, 2003 to 10th day prior to its maturity
          .    Shares to be exchanged: Common stock held by the Company or its equivalent Deposit Receipt (DR).
          .    Exchange price: (Won) 30,000 per share
          .    Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000 thousand on November 6, 2006.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(15) Long-term borrowings, Continued

     (e)  Leases

          (i) The Company entered into a capital lease agreement with Korea Development Leasing Corporation for certain computer systems, of which book value is KRW 1,904 million as of June 30, 2004. Depreciation of the leased assets amounted to KRW 2,162 million for the six-month period ended June 30, 2004.

          (ii) Annual payments under capital and operating lease agreements as of June 30, 2004 are as follows:

                                                     Won (millions)
                                            -------------------------------
                 Year ended June 30         Capital lease   Operating lease
               ----------------------       -------------   ---------------
                      2005              KRW     1,577              816
                      2006                         --              222
                      2007                         --              111
                                               ------            -----
                                                1,577            1,149
                                               ======            =====
               Less : Interest                    (30)
                      Current portion          (1,547)
                                               ------
                                                   --
                                               ======

     (f) Foreign currency debts, by currency, as of December 31, 2003 and June 30, 2004 are as follows:

                                             Won (millions), US$ JPY, EUR and GBP (thousands)
                                      ---------------------------------------------------------------
                                                  2003                               2004
                                      ----------------------------       ----------------------------
                                        Foreign            Won             Foreign            Won
                                        currency        equivalent         currency        equivalent
                                      -----------       ----------       -----------       ----------
          Short-term borrowings   US$     131,012   KRW    156,924   US$     228,361   KRW    263,186
                                                         ---------                          ---------
          Long-term borrowings    US$     953,129        1,151,340   US$     786,110          907,725
                                  JPY  10,000,000          111,960   JPY  10,000,000          106,403
                                                         ---------                          ---------
                                                         1,263,300                          1,014,128
          Debentures              US$   3,552,030        4,258,819   US$   4,230,360        4,879,687
                                  JPY 195,060,000        2,183,892   JPY 157,500,000        1,675,847
                                  EUR      25,183           37,839   EUR      25,183           35,098
                                  GBP      24,467           52,097   GBP      24,467           50,986
                                                         ---------                          ---------
                                                         6,532,647                          6,641,618
          Exchangeable bond       JPY  25,935,061          277,256   JPY  25,935,061          277,256
                                                         ---------                          ---------
                                                    KRW  8,230,127                     KRW  8,196,188
                                                         =========                          =========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(15) Long-term borrowings, Continued

     (g) Aggregate maturities of the Company's long-term debt as of June 30, 2004 are as follows:

                                                     Won (millions)
     -----------------------------------------------------------------------------------------------------------
                        Local       Foreign                                              Capital
     Year ended       currency     currency     Domestic     Foreign     Exchangeable     lease
       June 30       borrowings   borrowings   debentures   debentures       bonds      obligations      Total
     ----------      ----------   ----------   ----------   ----------   ------------   -----------   ----------
        2005    KRW   1,187,995      204,208    3,052,872    1,161,855           --        1,547       5,608,477
        2006          1,252,916      231,177      871,113      916,091           --           --       3,271,297
        2007            971,344      179,360    1,740,557       52,495           --           --       2,943,756
        2008            725,033       48,465    1,210,010    1,935,150           --           --       3,918,658
     Thereafter       1,032,875      350,918    1,195,000    2,576,027      277,256           --       5,432,076
                      ---------    ---------    ---------    ---------      -------        -----      ----------
                KRW   5,170,163    1,014,128    8,069,552    6,641,618      277,256        1,547      21,174,264
                      =========    =========    =========    =========      =======        =====      ==========

(16) Assets and Liabilities Denominated in Foreign Currencies

     Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in Note 15(f) as of December 31, 2003 and June 30, 2004 are as follows:

                                            Won (millions), US$ JPY and EUR (thousands)
                                -----------------------------------------------------------------
                                              2003                              2004
                                ------------------------------     ------------------------------
                                    Foreign             Won            Foreign             Won
                                    currency        equivalent         currency        equivalent
                                (thousands) (*)     (millions)     (thousands) (*)     (millions)
                                ---------------     ----------     ---------------     ----------
     Assets:
        Cash and cash
           equivalents
                            US$       5,617     KRW     6,728  US$         247     KRW      284
                            JPY         653                 7  JPY     788,826            8,394
        Trade receivables   US$       7,549             9,041  US$         398              459
        Other account
           receivables      US$       1,290             1,545  US$         275              317
        Other non-current   US$          43                52  US$          98              112
           assets           JPY       5,860                66  JPY       9,706              103
                            EUR          --                --  EUR           8               11
                                                      -------                            ------
                                                KRW    17,439                      KRW    9,680
                                                      =======                            ======

     Liabilities:
        Trade payables      US$     122,963           147,285  US$      69,050     KRW   79,422
        Other accounts      US$       1,510             1,809  US$         479              551
           payable          EUR         321               483  EUR         227              317
                                                               JPY          85                1
        Accrued expense     US$         696               833  US$       3,763            4,337
                                                               JPY      14,039              149
        Other current
           liabilities      US$         145               173  US$          --               --
                                                      -------                            ------
                                                KRW   150,583                      KRW   84,777
                                                      =======                            ======

     (*)  Foreign currencies other than US$, JPY and EUR are converted into US$.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(17) Retirement and Severance Benefits

     Changes in retirement and severance benefits for the year ended December 31, 2003 and for six-month period ended June 30, 2004 are summarized as follows:

                                                                       Won (millions)
                                                                     -----------------
                                                                       2003      2004
                                                                     -------   -------
     Estimated severance liability at beginning of year          KRW 520,891   717,917
     Provision for retirement and severance benefits                 219,762    79,141
     Decrease arising from change in consolidated subsidiaries        (7,652)       --
     Payments                                                        (15,084)   (7,190)
                                                                     -------   -------
     Estimated severance liability at end of year                    717,917   789,868

     Transfer to National Pension Fund                                   (97)      (95)
     Deposit for severance benefit insurance                         (82,771)  (82,456)
                                                                     -------   -------
      Net balance at end of year                                 KRW 635,049   707,317
                                                                     =======   =======

(18) Receivables at Prevent Value

     Present value discounts on receivables as of June 30, 2004 are as follows:

                                                                                 Won (millions)
                                                                      ----------------------------------
                                                                                                 Present
                              Interest rate (%)        Period         Nominal value   Discount    value
                              -----------------   ---------------     -------------   --------   -------
     Other accounts
        receivable                5.24, 6.00      2002.12~2005.12 KRW    177,729       18,229    159,500

     Long-term other
        accounts receivable       5.24, 6.00      2002.12~2005.12        257,500        6,625    250,875
                                                                         -------       ------    -------

                                                                  KRW    435,229       24,854    410,375
                                                                         =======       ======    =======

(19) Other Current Liabilities

     Other current liabilities as of December 31, 2003 and June 30, 2004 are as follows:

                              Won (millions)
                            -----------------
                              2003      2004
                            -------   -------
     Advance received   KRW  12,784    54,690
     Withholdings           177,806   158,945
     Unearned revenue         3,664    12,576
     Others                 354,096   352,037
                            -------   -------

                        KRW 548,350   578,248
                            =======   =======

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(20) Derivative Instruments Transactions

     The Company has entered into the various swap contracts to hedge risks involving exchange rate and interest rate of foreign currency debts.

     (a)  Currency swap contracts as of June 30, 2004 are as follows:

                                                           Contract amounts in millions   Contract interest rate per annum
                                 Contract   Settlement     ----------------------------   --------------------------------
                                   Year        Year             Pay       Receive              Pay (%)       Receive (%)
                                 --------   ----------        -------     -------          ---------------   -----------
The Sumitomo Bank Ltd.             1995        2005    US$        286 JPY  27,000               7.68             4.15
Mizuho Co., Ltd.
(formerly The Fuji Bank, Ltd.)     1995        2005    US$        149 JPY  14,425            Libor+0.155         3.40
Union Bank of Switzerland          1995        2005    US$         82 JPY   7,000            Libor+0.19         3.102
Canadian Imperial Bank of
   Commerce                        1996        2006    US$         97 JPY  10,000            Libor+0.13          3.80
J.P. Morgan Chase Bank             1996        2006    US$        200 JPY  21,000            Libor+0.14          4.00
Deutsche Bank                      1998        2004    JPY      1,705 US$      55               6.41             7.11
                                                       EUR         13
                                                       CHF         20
                                                       CAD         20
Deutsche Bank                      1998        2004    JPY      2,945 US$      95               6.36             7.05
                                                       EUR         22
                                                       CHF         35
                                                       CAD         34
J.P. Morgan Chase Bank &
   Deutsche Bank (*1, *3)          2002        2007    JPY     76,700 US$     650               1.18             4.25
                                                                                                                  3M
Barclays Bank PLC, London          2002        2007    JPY     30,400 US$     250               1.04          Libor+0.75
ABN AMRO (*4)                      2002        2008    KRW    181,500 US$     150               5.95            4.625
Deutsche Bank(*2)                  2003        2013    KRW    178,350 US$     150              CD+3.3            7.75
Union Bank of Switzerland(*2)      2003        2013    KRW    148,625 US$     125              CD+3.3            7.75
Credit Swiss First Boston(*2)      2003        2013    KRW     89,175 US$      75              CD+3.3            7.75
ABN AMRO & Deutsche Bank(*5)       2003        2008    KRW    185,550 US$     150               5.30             4.25
J.P. Morgan Chase Bank &
   Deutsche Bank                   2003        2008    JPY     23,770 US$     200               1.28             4.25
Credit Swiss First Boston          2003        2013    KRW    177,720 US$     150               5.12             4.75
J.P. Morgan Chase Bank &           2004        2011    KRW    172,800 US$     150          Within 3 years:       4.95
   Credit Swiss First Boston                                                               4.875
                                                                                           After 3 years:
                                                                                           4.875-(10.9-
                                                                                           JPY/KRW
                                                                                           Spot rate)

(*1) If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(*2) The Company has purchased call option in addition to these swaps, under which the Company can exchange each KRW 5,945 million with the amounts of KRW 5,000,000 multiplied by Spot FX rate (US$/KRW) until December 22, 2004, and the valuation for this call option is considered in the valuation of the swaps.

(*3) The Company pays JPY 7,670 million which is 10% of the contract amount every March and September and will receive US$ 650 million in September 2007.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

     (20) Derivative Instruments Transactions, Continued

     (*4) The swaption has an interest pay rate of CD+0.5% and an interest receive rate of 5.95%, of which an exercise date is January 2006.

     (*5) The swaption has an interest pay rate of CD+0.15% and an interest receive rate of 5.30%, of which an exercise date is January 2006.

     (b)  Interest rate swap contracts as of June 30, 2004 are as follows:

                                                           Contract interest rate per annum
                                  Notional amount   ---------------------------------------------
                                    in millions            Pay (%)               Receive (%)           Term
                                  ---------------   --------------------   ----------------------   ---------
J.P. Morgan Securities Ltd.   US$         149               6.91                Libor+0.155         1995-2005
Barclays Bank PLC, London     US$         150            6M Libor-1              Libor+0.45         1997-2004
Shinhan Bank                  US$         100               6.50                    6.75            1997-2004
Deutsche Bank                 US$          55               6.93                                    1998-2004
                              JPY       1,705                                       6.41
                              EUR          13                                       6.41
                              CHF          20                                       6.41
                              CAD          20                                       6.41
Deutsche Bank                 US$          95               6.87                                    1998-2004
                              JPY       2,945                                       6.36
                              EUR          22                                       6.36
                              CHF          35                                       6.36
                              CAD          34                                       6.36
Deutsche Bank                 US$         100       Max (6.074-Libor, 0)    Max (Libor-6.074, 0)    1998-2007
Deutsche Bank                 US$         100       Max (Libor-6.074, 0)     Max (6.074-Libor, 0)   1998-2007
Deutsche Bank                 KRW     178,350        5+2 x (JPY/W-11.03)            CD+3.3          2003-2013
Union Bank of Switzerland     KRW     148,625        5+2 x (JPY/W-11.03)            CD+3.3          2003-2013
Credit Swiss First Boston     KRW      89,175        5+2 x (JPY/W-11.03)            CD+3.3          2003-2013
Union Bank of Switzerland     US$          35            Libor+0.19             Libor+0.155         2000-2005
Credit Swiss First Boston     KRW     100,000            3M CD+0.35             3Y CMT+0.06         2002-2004
Deutsche Bank                 KRW     100,000               6.09                 3M CD+0.35         2002-2004
Credit Swiss First Boston     KRW      50,000               6.89             (5Y CMT-CD) x 2+4.3    2002-2007
Credit Swiss First Boston     KRW      50,000               6.89                    7.30            2002-2007
J.P. Morgan Chase Bank        KRW      50,000              D-0.3                3 year : 7.75       2002-2008
                                                                              3 year : 14.65-CD
Deutsche Bank                 KRW      50,000               4.98                   CD-0.3           2002-2005
Credit Swiss First Boston     KRW      30,000               6.09                1 year : 7.25       2002-2005
                                                                           2 year : (5Y CMT-CD) x
                                                                                     5+1.5
Citibank                      KRW      50,000              CD-0.3               7.65/2.50(*)        2002-2005
Koram Bank                    KRW      10,000              CD-0.3               7.65/2.50(*)        2002-2005
Deutsche Bank                 KRW      20,000             CD-0.31               7.65/2.50(*)        2002-2005
Deutsche Bank                 KRW      40,000             CD-0.37               7.65/2.50(*)        2002-2005
Kookmin Bank                  KRW      20,000              5.995                  CD-0.325          2002-2005
Deutsche Bank                 KRW     100,000              5.995                  CD-0.325          2002-2005

(*) If CD rate is equal or lower than 6.75%, then 7.65% will be applied, otherwise, 2.50% will be applied.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(20) Derivative Instruments Transactions, Continued

     (c) Valuation gains and losses on swap contracts recorded as other income or expense for the six-month periods ended June 30, 2003 and 2004 are as follows:

                                                                Won (millions)
                                                              -----------------
                                                                2003      2004
                                                              -------   -------

          Currency swap
             Gains                                        KRW  41,635    16,239
             Losses                                           (43,646)  (86,538)

          Interest rate swap
             Gains                                             11,375    56,517
             Losses                                            (9,070)   (2,203)

          Swaptions
             Gains                                              1,277     1,187
                                                              =======   =======
                                                          KRW   1,571   (14,798)
                                                              =======   =======

     (d) The losses on interest swap contract of KRW 2,817 million and the losses on interest swap contract of KRW 883 million, classified as cash flow hedge derivatives, are reflected in a capital adjustment for the year ended December 31, 2003 and for the six-month period ended June 30, 2004, respectively.

(21) Power Generation, Transmission and Distribution Expenses

     Power generation, transmission and distribution expenses for the six-month periods ended June 30, 2003 and 2004 are as follows:

                                                               Won (millions)
                                                           ---------------------
                                                              2003        2004
                                                           ---------   ---------
     Fuel                                              KRW 2,552,044   3,179,720
     Labor                                                   553,568     596,157
     Depreciation and amortization                         2,416,060   2,319,709
     Maintenance                                             685,227     732,636
     Provision for decommissioning costs                     312,756     313,585
     Ordinary development expenses                           113,176     129,661
     Others                                                  354,577     382,037
                                                           ---------   ---------
                                                       KRW 6,987,408   7,653,505
                                                           =========   =========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(22) Selling, General and Administrative Expenses

     Details of selling, general and administrative expenses for the six-month periods ended June 30, 2003 and 2004 are as follows:

                                                                 Won (millions)
                                                               -----------------
                                                                 2003      2004
                                                               -------   -------
     Salaries                                              KRW 195,935   214,926
     Employee benefits                                          31,725    40,739
     Taxes and dues                                              3,199     3,659
     Rent                                                       14,320     4,395
     Depreciation and amortization                              52,832    28,277
     Maintenance                                                 6,042     6,748
     Commission and consultation fees                           61,504    52,945
     Ordinary development expenses                              12,036    16,852
     Collection expense                                        120,501   138,026
     Promotion                                                   8,636     9,694
     Bad debts                                                   9,158     8,672
     Communication                                              13,668    15,281
     Insurance                                                   6,682     2,594
     Rewards                                                     1,416     1,800
     Others                                                     51,005    39,136
                                                               -------   -------
                                                           KRW 588,659   583,744
                                                               =======   =======

(23) Income Taxes

     The Company is subject to a number of income taxes based on taxable at the following normal tax rates:

       Taxable earnings                               Prior to 2005   Thereafter
       ----------------                               -------------   ----------
     Up to KRW100 million                                 16.5%          14.3%
     Over KRW100 million                                  29.7%          27.5%

     In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%.

     The components of income tax expense for the six-month periods ended June 30, 2003 and 2004 are summarized as follows:

                                          Won (millions)
                                        -----------------
                                          2003      2004
                                        -------   -------
     Current income tax expense     KRW 309,167   443,436
     Deferred income tax expense        162,152    28,022
                                        -------   -------
                                        471,319   471,458
     Income taxes of subsidiaries       476,562   379,334
                                        -------   -------
     Income taxes                   KRW 947,881   850,792
                                        =======   =======
     Effective tax rate             KRW    42.2%     36.6%
                                        =======   =======

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements.

                                   (Unaudited)

(24) Earnings Per Share

     Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding for the six-month periods ended June 30, 2003 and 2004 as follows:

                                                   Won (millions)
                                             -------------------------
                                                 2003          2004
                                             -----------   -----------
     Net income in million Won           KRW   1,285,529     1,461,918
     Weighted-average number of common
        shares outstanding                   631,387,812   629,858,023
                                             -----------   -----------
     Earnings per common share in Won    KRW       2,036         2,321
                                             ===========   ===========

     Diluted earnings per share for the six-month periods ended June 30, 2003 and 2004 are calculated as follows:

                                                             Won (millions)
                                                        -------------------------
                                                            2003          2004
                                                        -----------   -----------
     Net income in million Won                      KRW   1,285,529     1,461,918
     Exchangeable bond interest in million Won                   --         1,617
                                                        -----------   -----------
                                                          1,285,529     1,463,535
                                                        -----------   -----------
     Weighted-average number of common
        shares and diluted securities outstanding       631,387,812   639,857,870
                                                        -----------   -----------
     Diluted earnings per share in Won              KRW       2,036         2,287
                                                        ===========   ===========

(25) Transactions and Balances with Related Companies

     (a) Transactions with related parties for the six-month periods ended June 30, 2003 and 2004 are as follows. These were eliminated in the consolidation:

                                                                                       Won (millions)
                                                                                     -----------------
                      Related party                       Transaction                  2003      2004
          -----------------------------------  -------------------------------       -------   -------
          Sales and other income:
             Korea Hydro & Nuclear Power
                Co., Ltd.                      Sales of electricity and others   KRW  50,845    65,380
             Korea South-East Power Co., Ltd.                 "                       17,148    13,814
             Korea Midland Power Co., Ltd.                    "                       12,244     9,902
             Korea Western Power Co., Ltd.                    "                       17,268    12,995
             Korea Southern Power Co., Ltd.                   "                        8,588     8,241
             Korea East-West Power Co., Ltd.                  "                       19,290     2,012
             Others                                           "                       39,483    48,568
                                                                                     -------   -------
                                                                                 KRW 164,866   160,912
                                                                                     =======   =======

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements.

                                   (Unaudited)

(25) Transactions and Balances with Related Companies, Continued

                                                                                               Won (millions)
                                                                                           ---------------------
                Related party                               Transaction                       2003        2004
     -------------------------------------   ---------------------------------------       ---------   ---------
     Purchases and others:
        Korea Hydro & Nuclear Power
           Co., Ltd.                         Purchase of electricity and others        KRW 2,417,162   2,348,664
        Korea South-East Power Co., Ltd.                    "                                735,508     753,578
        Korea Midland Power Co., Ltd.                       "                                968,803     969,316
        Korea Western Power Co., Ltd.                       "                              1,052,707     992,947
        Korea Southern Power Co., Ltd.                      "                              1,000,022   1,387,712
        Korea East-West Power Co., Ltd.                     "                              1,010,237     986,583
        Korea Power Engineering Co., Inc.    Designing of the power plant and others          19,994       6,803
        Korea Plant Service & Engineering
            Co., Ltd.                        Utility plant maintenance                        20,595      20,320
        Korea Electric Power Data Network,
            Co., Ltd.                        Maintenance of computer system                   98,094      10,255
        Others                               Commissions for service and others               86,487      68,938
                                                                                           ---------   ---------
                                                                                       KRW 7,409,609   7,545,116
                                                                                           =========   =========

     (b) Receivables arising from related parties transactions as of December 31, 2003 and June 30, 2004 are as follows. These were eliminated in the consolidation:

                                                                 Won (millions)
                                                      ----------------------------------
                                                                      2003
                                                      ----------------------------------
                                                         Trade         Other
          Related party                               receivables   receivables    Total
          -------------------------------------       -----------   -----------   ------
          Korea Hydro & Nuclear Power Co., Ltd.   KRW       --            319        319
          Korea South-East Power Co., Ltd.               1,778            367      2,145
          Korea Midland Power Co., Ltd.                  1,107          2,232      3,339
          Korea Western Power Co., Ltd.                  1,940            248      2,188
          Korea Southern Power Co., Ltd.                 1,157            360      1,517
          Korea East-West Power Co., Ltd.                1,978            213      2,191
          Others                                         1,990          9,607     11,597
                                                         -----         ------     ------
                                                  KRW    9,950         13,346     23,296
                                                         =====         ======     ======

                                                                 Won (millions)
                                                      ----------------------------------
                                                                      2004
                                                      ----------------------------------
                                                         Trade         Other
          Related party                               receivables   receivables    Total
          -------------------------------------       -----------   -----------   ------
          Korea Hydro & Nuclear Power Co., Ltd.   KRW       --            369        369
          Korea South-East Power Co., Ltd.               1,731            672      2,403
          Korea Midland Power Co., Ltd.                  1,288         10,146     11,434
          Korea Western Power Co., Ltd.                  1,992            375      2,367
          Korea Southern Power Co., Ltd.                 1,278            422      1,700
          Korea East-West Power Co., Ltd.                2,638            147      2,785
          Others                                           473         10,040     10,513
                                                         -----         ------     ------
                                                  KRW    9,400         22,171     31,571
                                                         =====         ======     ======

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements.

                                   (Unaudited)

(25) Transactions and Balances with Related Companies, Continued

     (c) Payables arising from related parties transactions as of December 31, 2003 and June 30, 2004 are as follows. These were eliminated in the consolidation:

                                                               Won (millions)
                                                      -------------------------------
                                                                   2003
                                                      -------------------------------
                                                        Trade       Other
          Related party                                payables   payables    Total
          -------------------------------------       ---------   --------  ---------
          Korea Hydro & Nuclear Power Co., Ltd.   KRW   379,121      1,954    381,075
          Korea South-East Power Co., Ltd.              117,954      4,411    122,365
          Korea Midland Power Co., Ltd.                 145,548      9,387    154,935
          Korea Western Power Co., Ltd.                 167,876        140    168,016
          Korea Southern Power Co., Ltd.                179,803         93    179,896
          Korea East-West Power Co., Ltd.               142,776        223    142,999
          Korea Power Engineering Co., Inc.                  --      5,909      5,909
          Korea Plant Service & Engineering
             Co., Ltd.                                       --      5,509      5,509
          Korea Electric Power Data Network
             Co., Ltd.                                       --     56,334     56,334
          Others                                          4,363     19,619     23,982
                                                      ---------    -------  ---------
                                                  KRW 1,137,441    103,579  1,241,020
                                                      =========    =======  =========

                                                               Won (millions)
                                                      -------------------------------
                                                                   2004
                                                      -------------------------------
                                                        Trade       Other
          Related party                                payables   payables    Total
          -------------------------------------       ---------   --------  ---------
          Korea Hydro & Nuclear Power Co., Ltd.   KRW   351,023     8,210     359,233
          Korea South-East Power Co., Ltd.               91,968       122      92,090
          Korea Midland Power Co., Ltd.                 117,440     5,713     123,153
          Korea Western Power Co., Ltd.                 150,635     4,154     154,789
          Korea Southern Power Co., Ltd.                171,479     3,797     175,276
          Korea East-West Power Co., Ltd.               131,104       621     131,725
          Korea Power Engineering Co., Inc.                  --     7,129       7,129
          Korea Plant Service & Engineering
             Co., Ltd.                                       --     6,630       6,630
          Korea Electric Power Data Network
             Co., Ltd.                                       --    31,158      31,158
          Others                                             --    17,410      17,410
                                                      ---------    ------   ---------
                                                  KRW 1,013,649    84,944   1,098,593
                                                      =========    ======   =========

                        Korea Electric Power Corporation

                    Notes to Consolidated Financial Statement

                                   (Unaudited)

(25) Transactions and Balances with Related Companies, Continued

     (d) The guarantees KEPCO has provided for related companies as of June 30, 2004 are as follows:

                                                                                                  Won (millions),
                 Type            Loan type     Guaranteed company    Financial institutions       US$ (thousands)
          ------------------   ------------   --------------------   ----------------------       ---------------
          Payment              Foreign        KEPCO International    Nippon Life Insurance    US$       82,006
             guarantee         currency          Hong Kong Ltd.
                               loan
                                                       "             Norinchukin Bank                   35,000
                                                       "             Korea Development Bank              6,954
                                              KEPCO International    Korea Development Bank             36,348
                                                                                                     ---------
                                                 Philippines Inc.                             US$      160,308
                                                                                                     ---------
          Joint liability on   Spin-off of    six power generation   Korea Development Bank
          guarantee(*)         power          subsidiaries              and others            KRW    1,584,466
                               generation
                               subsidiaries

          (*) The Company has the joint and several responsibilities with the subsidiaries to repay those debts, which were transferred and outstanding at the time of spin-off on April 2, 2001, under the Commercial Code of the Republic of Korea. The balance of the power generation subsidiaries' debts for which the Company has those joint and several responsibilities as of June 30, 2004 is KRW 1,584,466 million.

          KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 374,721 thousand as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees to the extent not exceeding US$ 72,000 thousand for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees to the extent not exceeding US$ 33,000 thousand for the repayment of that borrowing.

                        Korea Electric Power Corporation

                    Notes to Consolidated Financial Statement

                                   (Unaudited)

(25) Transactions and Balances with Related Companies, Continued

     (e) The guarantees provided by related companies for KEOCO as of June 30, 2004 are as follows:

                                                    Won (millions), USD, JPY, EUR and GBP (thousands)
                                              ---------------------------------------------------------------
                                                                                                 Balance of
                                                                                              borrowing as of
                                                         Guaranteed         Type of               June, 30
                 Type         Related party   Currency     amounts        borrowings                2004
          -----------------   -------------   --------   -----------   ----------------       ---------------
          Payment guarantee   Korea              USD          75,634   Commercial         USD        75,000
          (*1)                Development                              borrowings
                              Bank
                                                 USD       2,155,966   Foreign            USD     1,707,535
                                                                          currency bond
                                                 JPY     115,605,003        "             JPY   112,500,000
                                                 EUR          26,627                      EUR        25,183
                                                 GBP          30,706        "             GBP        24,467
          Joint liability     six power          KRW         114,702   Long-term debts    KRW       114,702
          on guarantee (*2)   generation         KRW         240,000   Domestic           KRW       240,000
                              subsidiaries                                debentures

          (*1) Korea Development Bank has also provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of June 30, 2004, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan.

          (*2) As described note 25(d), the balance of KEPCO's borrowings for which six power generation subsidiaries have the joint and several responsibilities is KRW 354,702 million as of June 30, 2004.

(26) Commitments and Contingencies

     The Company is engaged 315 in lawsuits as a defendant and 46 lawsuits as a plaintiff. The total amount claimed against the Company is KRW 219,211million and the total amount claimed by the Company is KRW 18,429million as of June 30, 2004. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company's financial position, results of operation, or liquidity.

     The Company has been provided a credit (overdraft) line amounting to KRW 1,494,000million by banks including the National Agricultural Cooperative Federation as of June 30, 2004.

     The Company has provided 1 promissory note of KRW 1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

     The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been temporarily suspended from December 1, 2003 due to the political environments surrounding the Korean peninsula.

                        Korea Electric Power Corporation

                    Notes to Consolidated Financial Statement

                                   (Unaudited)

(26) Commitments and Contingencies, Continued

     The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from these companies amounted to KRW497,858 million for the six-month period ended June 30, 2004.

(27) Segment Information

     (a) The following table provides information for each operating segment for the six-month period ended June 30, 2003.

                                                                                  Won (million)
                                                                                      2003
                                                    ------------------------------------------------------------------------
                                                           Electric business
                                                    ------------------------------
                                                     Transmission        Power                   Consolidation
                                                    & distribution     generation    All other     adjustment    Consolidated
                                                    --------------   -------------   ---------   -------------   ------------
          Unaffiliated revenues                 KRW   10,425,992              --      469,331             --      10,895,323
          Intersegment revenues                          126,078       7,244,084      412,171     (7,782,333)             --
                                                      ----------      ----------     ---------    ----------      ----------
          Total revenues                              10,552,070       7,244,084      881,502     (7,782,333)     10,895,323
          Cost of goods sold                          (9,516,928)     (5,526,515)    (659,243)     7,782,136      (7,920,550)
          Selling and administrative expenses           (437,688)        (74,067)     (76,993)            89        (588,659)
                                                      ----------      ----------     --------     -----------     ----------
          Operating income                               597,454       1,643,502      145,266           (108)      2,386,114
                                                      ----------      ----------     --------     ----------      ----------
          Interest income                                 19,595          20,357       10,277           (630)         49,599
          Interest expense                              (304,176)       (111,750)     (19,369)           630        (434,665)
          Gain on valuation using
             the equity method of accounting           1,251,308              --       11,940     (1,187,930)         75,318
          Other income, net                              189,734         (10,162)      (4,030)        (6,687)        168,855
                                                      ----------      ----------     --------     ----------      ----------
          Earnings before income tax                   1,753,915       1,541,947      144,084     (1,194,725)      2,245,221
          Income tax expense                            (471,319)       (454,068)     (24,275)         1,781        (947,881)
                                                      ----------      ----------     --------     ----------      ----------
          Segment earning
             before minority interests          KRW    1,282,596       1,087,879      119,809     (1,192,944)      1,297,340
                                                      ==========      ==========     ========     ==========      ==========

                        Korea Electric Power Corporation

                  Notes to Consolidated Financial Statements

                                  (Unaudited)

(27) Segment Information, Continued

     The following table provides information for each operating segment for the six-month period ended June 30, 2004.

                                                                            Won (million)
                                               ----------------------------------------------------------------------
                                                                                2004
                                               ----------------------------------------------------------------------
                                                    Electric business
                                               ---------------------------
                                                Transmission       Power                 Consolidation
                                               & distribution   generation   All other     adjustment    Consolidated
                                               --------------   ----------   ---------   -------------   ------------
     Unaffiliated revenues                 KRW   11,005,352             --     369,411             --     11,374,763
     Intersegment revenues                          109,255      7,404,939     508,330     (8,022,524)            --
                                                 ----------     ----------    --------     ----------     ----------
     Total revenues                              11,114,607      7,404,939     877,741     (8,022,524)    11,374,763

     Cost of goods sold                          (9,710,873)    (6,157,073)   (635,215)     8,002,115     (8,501,046)
     Selling and administrative expenses           (467,148)       (89,247)    (43,676)        16,327       (583,744)
                                                 ----------     ----------    --------     ----------     ----------
     Operating income                               936,586      1,158,619     198,850         (4,082)     2,289,973
                                                 ----------     ----------    --------     ----------     ----------
     Interest income                                 19,546         23,448      10,991           (467)        53,518
     Interest expense                              (298,721)       (76,028)    (19,473)         1,000       (393,222)
     Gain on valuation using
        the equity method of accounting             991,731             --      12,708       (908,527)        95,912
     Other income, net                              285,566        (20,300)        543         13,454        279,263
                                                 ----------     ----------    --------     ----------     ----------
     Earnings before income tax                   1,934,708      1,085,739     203,619       (898,622)     2,325,444
     Income tax expense                            (471,458)      (358,707)    (22,143)         1,516       (850,792)
                                                 ----------     ----------    --------     ----------     ----------
     Segment earning
        before minority interests          KRW    1,463,250        727,032     181,476       (897,106)     1,474,652
                                                 ==========     ==========    ========     ==========     ==========

(b) The following table provides asset information for each operating segments as of December 31, 2003 and June 30, 2004.

                                                                         Won (million)
                                            ----------------------------------------------------------------------
                                                 Electric business
                                            ---------------------------
                                             Transmission       Power                 Consolidation
                                            & distribution   generation   All other     adjustment    Consolidated
                                            --------------   ----------   ---------   -------------   ------------
     December 31, 2003
        Utility and non-utility plant   KRW   29,271,047     31,735,423   1,111,682       (204,064)    61,914,088
        Total assets                          33,723,731     37,249,382   2,664,538     (1,910,379)    71,727,272

     June 30, 2004
        Utility and non-utility plant   KRW   29,708,506     31,665,702   1,022,493       (226,885)    62,169,816
        Total assets                          57,048,039     36,561,986   2,538,127    (24,536,686)    71,611,466

                        Korea Electric Power Corporation

                  Notes to Consolidated Financial Statements

                                  (Unaudited)

(28) Employee Welfare and Contributions to Society

     For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen's accident compensation insurance, unemployment insurance and medical insurance.

     The Company donated KRW 40,490 million and KRW 87,958 million to the fund for the welfare of the Company's employees and others for the six-month periods ended June 30, 2004 and 2003, respectively.

(29) Economic Environment

     In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

(30) Reconciliation to United States Generally Accepted Accounting Principles

     The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the Republic of Korea ("Korean GAAP") which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant differences between Korean GAAP and U.S. GAAP that affect the Company's financial statements are described below. Other differences do not have a significant effect on either consolidated net earnings or stockholders' equity.

     (a)  Asset Revaluation and Depreciation

          Under Korean GAAP, assets revaluation was allowed before 2000. However, under U.S. GAAP, assets revaluation has not been allowed and accordingly property, plant and equipment must be stated at cost less accumulated depreciation. The effect of revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are reversed out for U.S. GAAP reporting purposes.

     (b)  Special Depreciation

          Under Korean GAAP, special depreciation, which was recognized prior to 1994, represents an acceleration of depreciation on certain energy saving and anti-pollution facilities and equipment. However, this is not in accordance with U.S. GAAP. Accordingly, U.S. GAAP reconciliation reflects the reversal of special depreciation effect.

                        Korea Electric Power Corporation

                  Notes to Consolidated Financial Statements

                                  (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (c)  Accounting for Regulation

          Under U.S. GAAP regulations for the establishment of electric rates consider, in certain cases, certain income and expenses to be recognized in different years than they are recognized for financial reporting. In accordance with SFAS No. 71 - "Accounting for the Effects of Certain Types of Regulation" for regulated enterprises, a regulatory liability or regulatory asset is recognized on the consolidated balance sheet by a charge or credit to operations to match revenues and expenses. These assets or liabilities relate to the adjustments for foreign currency translation, reserve for self-insurance and deferred income taxes described below.

          The following table shows the components of regulated assets and liabilities as of December 31, 2003 and June 30, 2004.

                                                                       U.S. dollars (note 2)
                                                  Won (million)             (thousands)
                                             -----------------------   ---------------------
                                                2003         2004               2003
                                             ----------   ----------        -----------
          Foreign currency translation   KRW    972,903      935,698        $   809,427
          Reserve for self-insurance            (87,926)     (87,602)           (75,780)
          Deferred income taxes              (1,550,939)  (1,695,974)        (1,467,106)
                                             ----------   ----------        -----------
                                         KRW   (665,962)    (847,878)       $  (733,459)
                                             ==========   ==========        ===========

          As discussed below, such adjustments exclude those relating to the non-regulated subsidiaries and affiliates of the Company.

          As discussed in Note 1, on April 2, 2001, six new power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries' rates are determined by a competitive system that is not cost based, they no longer meet the criteria for application of SFAS No. 71. The power transmission and distribution divisions of KEPCO continue to meet the criteria for application of SFAS No. 71.

          U.S. GAAP reconciliation summarized in note (30) (o) reflects the elimination of such regulation effects that was recognized as regulatory assets and liabilities pursuant to SFAS No 71. The effect of this change has been recognized in current operations, resulting in the increase in net income under U.S. GAAP of (Won) 423,146 million, in accordance with SFAS No. 101 - "Accounting for the Discontinuation of Application of SFAS No 71". However, in accordance with SFAS No. 101, the carrying amounts of property, plant and equipment measured and reported pursuant to SFAS No. 71 were not adjusted since they were not impaired under the provisions of SFAS No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

          The Government of the Republic of Korea approves the rates that KEPCO charges to its customers. KEPCO's utility rates are designed to recover its reasonable costs plus a fair investment return. In June 2001, the Ministry of Commerce, Industry and Energy announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from reasonable costs while income tax expense (including deferred income taxes), instead of income tax payables, should be included for rate-making purposes. As a result of this guideline change and the deregulation of the power generation subsidiaries, only KEPCO's deferred income taxes caused by the difference between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligation will affect future allowable costs for rate-making purposes.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (c)  Accounting for Regulation, Continued

          Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

          Korean GAAP does not have accounting standards specifying for regulated enterprises such as SFAS 71 under U.S. GAAP.

     (d) Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

          Under Korean GAAP, KEPCO's share of the profit on transactions between KEPCO and its affiliated companies is eliminated in the preparation of the consolidated financial statements. No elimination of such profit is required to be in accordance with U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate-making process, future revenues approximately equal to the sales price will result from KEPCO's use of the utility plant. KEPCO meets both of these criteria, and no elimination of profit on transactions between KEPCO and its affiliated companies is necessary for reporting under U.S. GAAP.

     (e)  Foreign Currency Translation

          As discussed in Note 1, under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on borrowings denominated in foreign currency associated with property, plant and equipment during the construction period.

          Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains (losses) under Korean GAAP) are included in the results of operations for the current period. The amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP are reversed into results of operations for the current period under U.S. GAAP.

          Under Korean GAAP, the convertible bond denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the associated foreign currency translation gain or loss.

          Under U.S. GAAP, the convertible bond denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

     (f)  Deferred Income Taxes

          As discussed in note 1, deferred tax assets and liabilities are recorded in the financial statements prepared in accordance with Korean GAAP, which is substantially the same as U.S. GAAP. For U.S. GAAP purposes, the Company recognizes the deferred tax assets and liabilities on temporary differences resulting from differences between Korean GAAP and U.S. GAAP.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (g)  Asset retirement obligation

          Under SFAS No. 143 of U.S. GAAP. - "Accounting for Asset Retirement Obligations", the Company is required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. The Company measures the liability at fair value when incurred and capitalizes a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is depreciated over the estimated useful life of these assets. Since the fair value of the asset retirement obligations is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability. The Company records a gain or loss when the liability is settled after retirement.

          This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and it is to be applied to all existing long-lived assets including those acquired before January 1, 2003. Accounting for asset retirement obligations under Korean GAAP is substantially the same as SFAS No. 143, except that those assets acquired before January 1, 2003 can be excluded from the application of the accounting for asset retirement obligation under Korean GAAP. Accordingly, the Company's assets acquired before January 1, 2003 were excluded from the application of the accounting for asset retirement obligation under Korean GAAP.

          As a result of the adoption of SFAS No. 143, the Company recognized
          (Won) 1,775,306 million additional pretax gain as a cumulative effect of accounting change on January 1, 2003.

          As explained in Note 1 (q) "Reserve for Decommissioning Costs and Self-Insurance", under Korean GAAP the Company has accrued
          (Won) 5,091,070 million and (Won) 5,399,206 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2003 and June 30, 2004 in accordance with the Korean Electricity Business Act.

          For U.S. GAAP reporting purpose, the Company capitalizes asset retirement cost additionally and recognizes asset retirement obligation liability additionally as of December 31, 2003 and June 30, 2004 is as follows:

                                                                           U.S. dollars (note 2)
                                                       Won (million)            (thousands)
                                                   ---------------------   ---------------------
                                                      2003        2004             2003
                                                   ---------   ---------        ----------
          Capitalized asset retirement cost,
             net of accumulated depreciation   KRW 1,751,755   1,656,971        $1,433,366
          Asset retirement obligation               (478,140)   (633,645)         (548,136)
                                                   ---------   ---------        ----------
                                               KRW 2,229,895   2,290,616        $1,981,502
                                                   =========   =========        ==========

          As of December 31, 2003 and June 30, 2004, asset retirement obligation amounted to KRW 4,612,930 million and KRW 4,765,561 million under U.S. GAAP, respectively.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (g)  Asset retirement obligation, continued

          Changes of the Company's asset retirement obligation liability (after adoption of SFAS No. 143) for the six-month period ended June 30, 2004 under U.S. GAAP is as follows:

                                                            U.S. dollars (note 2)
                                            Won (million)        (thousands)
                                            -------------   ---------------------
                                                 2004               2004
                                            -------------   ---------------------
          January 1, 2004               KRW   4,612,930          $3,990,424
             Liabilities incurred                10,532               9,111
             Accretion expense                  147,548             127,637
             Payments                            (5,449)             (4,714)
                                              ---------          ----------
          Asset retirement obligation   KRW   4,765,561          $4,122,458
                                              =========          ==========

     (h)  Derivatives

          Under SFAS No. 133 - "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, the Company is required to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that do not qualify as a hedge must be adjusted to fair value through current operations. If derivatives qualify as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's changes in fair value will be immediately recognized in current earnings. Derivatives accounting under Korea GAAP is substantially the same as SFSA No. 133.

     (i)  Convertible bonds

          Under U.S. GAAP, no portion of the proceeds from the issuance of convertible debt securities are accounted for as attributable to the conversion feature, while under Korean GAAP, the value of the conversion rights are recognized as capital surplus.

     (j)  Principles of Consolidation

          Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of shareholder's equity in the consolidated balance sheet.

          Under U.S. GAAP, minority interests are presented between the liability section and the stockholders' equity section in the consolidated balance sheet.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (k)  Reserve for self-insurance

          The Company accrues a reserve for self-insurance for non-insured facilities in accordance with Accounting Regulations for Government Invested Enterprises. U.S. GAAP considers accidental damage to be a contingency that is only provided for when asset has been impaired or a liability has been incurred.

     (l)  Comprehensive Income

          Effective January 1, 1998, the Company adopted the provision of SFAS No.130 under U.S.GAAP - "Reporting Comprehensive Income", which requires the reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Such a presentation is not required under Korean GAAP. Comprehensive income for the six-month periods ended June 30, 2003 and 2004 is summarized as follows:

                                                                                       U.S. dollars (note 2)
                                                                   Won (million)            (thousands)
                                                               ---------------------   ---------------------
                                                                  2003        2004             2003
                                                               ---------   ---------        ----------
          Net income as adjusted in accordance with
             U.S. GAAP                                     KRW 4,551,923   1,849,187        $1,599,643
          Other comprehensive income, net of tax:
             Overseas operations translation                     (10,522)    (10,651)           (9,214)
             Unrealized gains (losses) on investments              6,565       2,372             2,052
             Deferred gains (losses) on cash flow
                hedges                                            (2,159)      1,359             1,176
                                                               ---------   ---------        ----------
          Comprehensive income as adjusted in
             accordance with U.S. GAAP                     KRW 4,545,807   1,842,267        $1,593,657
                                                               =========   =========        ==========

          Accumulated other comprehensive balances,
             net of tax:
             Overseas operations translation                     (68,851)    (79,502)          (68,774)
             Unrealized gains (losses) on investments            (20,562)    (18,190)          (15,735)
             Deferred gains (losses) on cash flow
                hedges                                            (1,980)       (621)             (537)
                                                               ---------   ---------        ----------
                                                           KRW   (91,393)    (98,313)       $  (85,046)
                                                               =========   =========        ==========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (m)  Fair Value of Financial Instruments

          The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments when it is practicable to estimate such value:

          (i) Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings, and trade payables:

               The carrying amount approximates fair value because of the nature or short maturity of those instruments.

          (ii) Investments.

               The fair value of market-traded investments is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

          (iii) Long-term debt

               The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

          The estimated fair values of the Company's financial instruments at December 31, 2003 and June 30, 2004 are summarized as follow (won in millions):

                                                                              Won (million)
                                                          -----------------------------------------------------
                                                                     2003                       2004
                                                          -------------------------   -------------------------
                                                            Carrying       Fair         Carrying       Fair
                                                             amount        value         amount        value
                                                          -----------   -----------   -----------   -----------
          Cash and cash equivalents                   KRW   2,050,636     2,050,636     1,415,678     1,415,678
          Short-term financial instruments                    119,000       119,000       117,574       117,574
          Trade receivables and account
             receivables-other                              2,063,715     2,063,715     1,930,329     1,930,329
          Investments:
             Practicable to estimate fair value                19,778        19,778        14,165        14,165
             Not practicable                                  213,163           N/A       146,237           N/A
          Short-term borrowings                              (210,169)     (210,169)     (428,186)     (428,186)
          Trade payables and accounts payable-other        (1,626,167)   (1,626,167)   (1,402,120)   (1,402,120)
          Long-term debt, including current portion       (22,536,190)  (22,990,590)  (21,066,743)  (21,423,457)
          Currency and interest swaps, net                    (83,671)      (83,671)       44,310        44,310
          Other                                                (1,617)       (1,617)         (431)         (431)

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (n)  Recent changes in U.S. GAAP

          In April 2003, the FASB issued Statement No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in statement 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Company does not believe that the impact will be significant.

          In May 2003, the FASB issued SFAS No. 150-"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 provides guidance on how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into, or monitored after, May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not believe that the adoption of this statement will have a significant impact on its financial condition or result of operations.

          In January and December 2003, the FASB issued and then revised FIN No.46-"Consolidation of Variable Interest Entities", which is effective immediately for all variable interest entities created after January 31, 2003. FIN No.46 must be applied for the first fiscal year or interim period ending after March 15, 2004 for variable interest entities or the first quarter of 2004. FIN No.46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. A primary beneficiary absorbs the majority of the entity's losses or receives a majority of the entity's residual returns, if they occur, or both. Where it is reasonably possible that the information about the variable interest entity relationships must be disclosed or consolidated, the Company must disclose the nature, purpose, size and activity of the variable interest entity and the maximum exposure to loss as a result of the Company's involvement with the variable interest entity in all financial statements issued after January 31, 2003. The Company does not believe that the adoption of this statement will have a significant impact on its financial condition or result of operations.

          In March 2004, the EITF reached a consensus regarding EITF 03-1, " The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired. The EITF 03-1 guidance for determining other-than-temporary will be effective beginning from the second half of 2004. The Company is currently evaluating the impact that EITF 03-1 may have on its consolidated financial statements.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (o)  Effect on Net Income and Stockholders' Equity

          The effects of the significant adjustments to net income and stockholders' equity that would be required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

                                                                                          U.S. dollars (note 2)
                                                                      Won (million)            (thousands)
                                                                  ---------------------   ---------------------
                                                                     2003        2004              2004
                                                                  ---------   ---------         ----------
          Net income under Korean GAAP                        KRW 1,285,529   1,461,918         $1,264,635

             Asset revaluation                                      300,262     305,684            264,433
             Special depreciation                                   (10,532)     (9,188)            (7,948)
             Regulated operations                                    12,281    (181,916)          (157,366)
             Capitalized foreign currency translation               107,660     104,088             90,041
             Reversal of eliminated profit on transactions
                with subsidiaries and affiliates                     (7,571)     (4,877)            (4,219)
             Asset retirement obligation                           (723,079)     60,721             52,527
             Reserve for self-insurance                                (525)       (324)              (280)
             Convertible bonds                                           --      50,742             43,894
             Deferred income taxes                                  266,936      62,338             53,926
                                                                  ---------   ---------         ----------
          Net income as adjusted under U.S. GAAP                  1,230,961   1,849,186          1,599,643
                                                                  =========   =========         ==========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (o)  Effect on Net Income and Stockholders' Equity, continued

                                                                                           U.S. dollars (note 2)
                                                                      Won (million)             (thousands)
                                                                 -----------------------   ---------------------
                                                                    2003         2004               2004
                                                                 ----------   ----------        -----------
          Stockholders' equity under Korean GAAP             KRW 37,781,936   38,560,703        $33,357,010

          Adjustments:
          Utility plant
             Asset revaluation                                   (8,355,176)  (8,066,744)        (6,978,152)
             Capitalized asset retirement cost                    1,751,755    1,656,971          1,433,366
             Special depreciation                                    38,272       29,084             25,159
             Capitalized foreign currency translation            (2,016,721)  (1,912,633)        (1,654,527)
             Reversal of eliminated profit on transactions
                with subsidiaries and affiliates                    103,371       98,494             85,202

          Investment securities Asset revaluation                  (121,977)    (104,725)           (90,593)

          Deferred income taxes                                   2,252,961    2,315,299          2,002,854

          Liabilities
             Asset retirement obligation                            478,140      633,645            548,136
             Regulated operation                                   (665,962)    (847,878)          (733,458)
             Reserve for self-insurance                              87,926       87,602             75,780
             Convertible bonds                                      (43,828)       6,914              5,981
          Minority interests                                       (127,569)    (123,428)          (106,772)
                                                                 ----------   ----------        -----------
          Stockholders' equity under U.S. GAAP               KRW 31,163,128   32,333,304        $27,969,986
                                                                 ==========   ==========        ===========

          The reconciliation of utility plant and non-utility plant from Korean GAAP to U.S. GAAP as of December 31, 2003 and June 30, 2003 is as follows:

                                                                                              U.S. dollars (note 2)
                                                                         Won (million)             (thousands)
                                                                    -----------------------   ---------------------
                                                                       2003         2004               2004
                                                                    ----------   ----------        -----------
          Utility plant and non-utility plant, net under
             Korean GAAP                                        KRW 61,914,088   62,169,816        $53,780,118

             Asset revaluation                                      (8,355,176)  (8,066,744)        (6,978,152)
             Special depreciation                                       38,272       29,084             25,159
             Capitalized foreign currency translation               (2,016,721)  (1,912,633)        (1,654,527)
             Capitalized asset retirement cost, net                  1,751,755    1,656,971          1,433,366
             Reversal of eliminated profit on transactions
                with subsidiaries and affiliates                       103,371       98,494             85,202
                                                                    ----------   ----------        -----------
          Utility plant and non-utility plant, net under
             U.S. GAAP                                          KRW 53,435,589   53,974,988        $46,691,166
                                                                    ==========   ==========        ===========

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (o)  Effect on Net Income and Stockholders' Equity, continued

          The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities as of December 31, 2003 and June 30, 2004, computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows:

                                                                                    U.S. dollars (note 2)
                                                                Won (million)            (thousands)
                                                            ---------------------   ---------------------
                                                              2003         2004             2004
                                                            ---------   ---------        ----------
          Deferred tax assets:
             Asset revaluation                          KRW 2,179,523   2,247,154        $1,943,905
             Convertible bond                                  12,053          --                --
             Regulated operation                              183,140     233,166           201,701
             Capitalized foreign currency translation         554,598     525,974           454,995
             Decommissioning cost                           1,400,318   1,484,782         1,284,413
             Others                                           244,811     300,153           259,648
                                                            ---------   ---------        ----------
                Total deferred asset adjustment         KRW 4,574,443   4,791,229        $4,144,662
                                                            ---------   ---------        ----------

          Deferred tax liabilities:
             Special depreciation                       KRW    10,525       7,998        $    6,919
             Convertible bond                                      --       1,901             1,645
             Reversal of eliminated profit on
                transactions with subsidiaries and
                affiliates                                     28,427      27,086            23,431
             Asset retirement obligation                      613,221     629,919           544,913
             Investment in social overhead capital            222,093     249,467           215,802
             Reserve for self-insurance                        24,180      24,091            20,840
             Long-term investment securities                1,517,157   1,572,165         1,360,004
                                                            ---------   ---------        ----------
                Total deferred tax liabilities              2,415,603   2,512,627         2,173,554
                                                            ---------   ---------        ----------
          Net deferred tax asset under U.S. GAAP        KRW 2,158,840   2,278,602        $1,971,108
                                                            =========   =========        ==========

          Allowance for deferred tax assets                        --          --                --
          Deferred tax liabilities under Korean GAAP           94,121      36,697            31,745

          U.S. GAAP adjustments                         KRW 2,252,961   2,315,299        $2,002,853
                                                            =========   =========        ==========

          Effectively January 1, 2005, the statutory tax rate, including resident surcharge, will be changed from 29.7% to 27.5%. Enacted future tax rate of 27.5% was applied to calculate the deferred income tax liabilities of which the tax effect will be realized after 2005.

                        Korea Electric Power Corporation

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

(30) Reconciliation to United States Generally Accepted Accounting Principles, Continued

     (o)  Effect on Net Income and Stockholders' Equity, continued

          Earning per share for the six-month period ended June 30, 2003 and 2004 under U.S. GAAP are as follows:

                                                                 Korea Won             U.S. dollars (note 2)
                                                           (In millions, except           (In thousands,
                                                              per share data)         except per share data)
                                                          -------------------------   ----------------------
                                                              2003          2004               2004
                                                          -----------   -----------        ------------
          Net income under U.S. GAAP                  KRW   1,230,961     1,849,186        $  1,599,643
          Effect of dilutive securities                            --        (1,427)             (1,234)
                                                          -----------   -----------        ------------
          Adjusted net income                         KRW   1,230,961     1,847,759        $  1,598,409
                                                          ===========   ===========        ============

          Weighted average number of shares               631,387,812   629,858,023         629,858,023
          Effect of dilutive securities                            --     9,999,847           9,999,847
                                                          -----------   -----------        ------------
          Adjusted average number of shares               631,387,812   639,857,870         639,857,870
                                                          ===========   ===========        ============

          Basic earnings per share as adjusted in
             accordance with U.S. GAAP (in Won)       KRW       1,950         2,936        $       2,54
                                                          ===========   ===========        ============

          Diluted earnings per share as adjusted in
             accordance with U.S. GAAP (in Won)       KRW       1,950         2,888        $       2,50
                                                          ===========   ===========        ============

     (p)  Segment Information

          Under U.S. GAAP, a company reports segment information based on the disaggregation of the company by management for making operating decisions. Each of the Company's consolidated subsidiaries is an operating segment in accordance with SFAS No. 131 - "Disclosures about Segments of an Enterprise and Related Information". Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into two reportable segments: transmission and distribution of electricity, and power generation, which are engaged in the transmission and sales of electricity, and production of electricity, respectively. Prior to the spin-off of the power generation division (see Note 1), the Company did not disaggregate the information for transmission and distribution of electricity, and power generation. Therefore, the reportable segments in 2000 were combined into one operating segment, the electric business. Operating segments that do not meet the quantitative thresholds of SFAS No. 131 have been combined and disclosed in an "all other" category. All other revenues consist primarily of the revenues from the engineering and maintenance for utility plant, information services, sales of nuclear fuel, communication line leasing and others.

          The accounting policies of the segments are the same as those described in Note 1 - Summary of Significant Accounting Policies and
          Note 30 - Reconciliation to United States Generally Accepted Accounting Principles. The Company evaluates performance based on net income. There are no revenues from transactions with a single external customer that amount to 10% or more of the consolidated revenues of the Company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            KOREA ELECTRIC POWER CORPORATION


                                            By: /s/ Lee, Do-Shik
                                                ------------------------------
                                            Name: Lee, Do-Shik
                                            Title: Head of Treasury Department

Date: Oct. 22, 2004